UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Commission File No. 0-29373

Seychelle Environmental Technologies, Inc.

(Exact Name of registrant as specified in its charter)

Nevada	IRS# 33-6159915
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(State or other jurisdiction	(IRS Employer File Number)
Of incorporation)

33012 Calle Perfecto
San Juan Capistrano, California	92675
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(Address of principal executive offices)	(zip code)

(949) 234-1999
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(Registrant's telephone number, including area code)

Securities to be Registered Pursuant to Section 12(b) of the Act: None

Securities to be Registered Pursuant to Section 12(g) of the Act:

Common Stock, $0.001 per share par value

References in this document to "us," "we," or "the Company" refer to Seychelle Environmental Technologies, Inc., its predecessor and its subsidiary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Form 10-SB, Amendment 1, including statements under "Item 1. Description of Business," and "Item 2. Management's Discussion and Analysis", constitute "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates", or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Seychelle Environmental Technologies, Inc. ("Seychelle", "the Company", "we", "us" or "our") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

PART I

ITEM 1. Description of the Business.

(a) Business Development

History of Seychelle

We are a Nevada corporation. Our principal business address is 33012 Calle Perfecto, San Juan Capistrano, California 92675. Our telephone number at this address is 949-234-1999.

We were incorporated under the laws of the State of Nevada on January 23, 1998 as a change of domicile to Royal Net, Inc., a Utah corporation that was originally incorporated on January 24, 1986. Royal Net, Inc. changed its state of domicile to Nevada and its name to Seychelle Environmental Technologies, Inc. effective in January 1998.

On January 30, 1998, we entered into an Exchange Agreement with Seychelle Water Technologies, Inc., a Nevada corporation ("SWT"), whereby we exchanged our issued and outstanding capital shares with the shareholders of SWT on a one share for one share basis. We became the parent company and SWT became a wholly owned subsidiary. SWT had been formed in 1997 to market water filtration systems of Aqua Vision International.

On January 31, 1998, we entered into a Purchase Agreement to acquire all of the assets of Aqua Vision International, a private California entity. This Purchase Agreement was amended on February 26, 1999 to provide for the issuance of 8,000 shares of Series "AAA" Cumulative Convertible Preferred Voting Stock in lieu of all consideration that had remained unpaid under the original Purchase Agreement. Aqua Vision International had been in operation since 1995 to develop, manufacture, and market its own proprietary water filtration systems.

In April 2001, we repurchased all of our issued and outstanding Series A 13.5% Non-Voting, Cumulative Preferred Stock, $.01 par value per share. This repurchase was combined with a comprehensive settlement agreement, for the benefit of all parties, with the beneficial owner of the Preferred Stock. We also retired all of these Series A 13.5% Non-Voting, Cumulative Preferred.

During 2002 through 2003 the company entered into a number of consulting agreements that have all since been terminated with no further obligation to the company. Further the company terminated both stock option agreements it had granted in 2000 and in 2002.

In December 2004 all Series AAA at 12% Cumulative Convertible Preferred Shares were converted into 4,500,000 shares of restricted common stock issued to the Tam Irrevocable Trust. In addition, all dividends accrued and unpaid on the AAA Preferred were waived.

As of February 28, 2005, the TAM Irrevocable Trust, one of our principal shareholders, have loaned the Company funds from 2001 through 2005 to continue to finance the company operations, with the balance due of $448,150 at 10% simple interest, repayable after March 1, 2006 with the notes attached as an exhibit hereto. The Company believes that with the increase in sales experienced during the nine-month period ending November 30, 2005 no additional funding will be required from the TAM Irrevocable Trust, or other shareholders.

As of November 30, 2005, there were 24,715,010 shares of common stock, par value $0.001, issued and outstanding.

Organization

Our Company is presently comprised of Seychelle Environmental Technologies, Inc., a Nevada corporation, with one subsidiary, Seychelle Water Technologies, Inc., also a Nevada corporation. We use the trade name, "Seychelle Water Filtration Products, Inc.," in our commercial operations.

(b) Business of Seychelle

General

Seychelle designs and manufactures unique, state-of-the-art Ionic Adsorption Micron Filters that remove up to 99.8% of all pollutants and contaminants found in any fresh water source. Using breakthrough technology, Seychelle has also developed proprietary ozone systems. Patents or trade secrets cover all proprietary products. Since our bodies are 75% water and the quality of water worldwide continues to deteriorate, our mission is twofold: First, to help educate everyone to the fact that the quality of water they drink is important and second, to make available low-cost, effective filtration products that will meet the growing need for safe water.

Seychelle has sold over 2 million portable water filtration bottles throughout the world to customers such as individuals, dealers, and distributors - and to governments, military, agencies and emergency relief organizations such as the US Marine Corps, the International Red Cross, Eco-Challenge, Kenya Wild Life Service, La Cruz Roja de Mexico and the NY Institute for the Blind. In addition, the company has donated thousands of portable bottles to church groups and missionaries worldwide. Seychelle’s products are approved for sale and distribution in many countries including the US, Mexico, Brazil, Argentina, Venezuela, Japan, China, Korea, India, Pakistan, Australia, UK, New Zealand, Malaysia, Indonesia and South Africa.

The global water market is estimated to be in excess of $800 billion annually, according to the World Bank. Bottled water, according to Water Facts, has emerged as the second largest commercial beverage category by volume in the US.

In developing countries, many people in rural areas boil their water for drinking and cooking to kill bacteria, but this process does not remove the pyrogens, chemicals, toxins, and other elements that remain in the water. In Africa alone, according to Earth Prayers from around the world, approximately 6,000 people die every day because of water borne diseases.

General Business Plan

The management of Seychelle represents over 35 years of combined experience in developing improvements and innovations in the field of micron technology. As a result, our products can deliver up to .2-micron filtration, at pennies per gallon, with pressure as low as 24 pounds per square inch. Further, our point of difference filtration systems remove up to 99.8% of all known pollutants and contaminants most commonalty found in fresh drinking water supplies in the four major areas of concern as follows:

AESTHETICS: Taste, odor, chlorine, sand, sediment and odor problems.
BIOLOGICS: Pathogens such as Cryptosporidium, Giardia and E-Coli bacteria.
CHEMICALS: Pesticides, detergents, toxic chemicals and industrial waste.
DISSOLVED SOLIDS: Heavy metals such as aluminum, asbestos, copper, lead, mercury and radon 222.

Seychelle filters are the most tested in the world, and have been certified by California and Florida approved independent laboratories implementing Environmental Protection Agency, American Natural Standards Institute, and National Sanitation Foundation protocol, procedures, standards and methodology.

To our knowledge, no other water filtration system can achieve this level of removal of up to 99.8% of all known pollutants and contaminants most commonalty found in fresh drinking water supplies in the four major areas of concern. The benefit of such filtration can save lives worldwide as awareness of Seychelle’s product line increases.

The Products

Portables Products

Seychelle has a varied line of portable filters for people on the go. They include Flip Top’s, Bottom’s Up’s and varied military style canteens - regular or with silverators (for further bacteria control). Sizes are from 18oz to 30oz, and provide up to 100 gallons of pure drinking water from any fresh water source, running or stagnant (such as rivers, lakes, ponds, streams and puddles).

The current portable products include: Flip-Top, Survivor, Canteen, Bottoms UP, In-Line Eliminator, Pure Water Bag, Pump n’ Pure, Facial Mist and replacement filters.

Home Products

Seychelle technology has developed products for above the counter, below the counter, and to filter the whole house. Installation is easy, and unlike reverse osmosis (RO), only a low PSI input line is needed. No water is wasted in the filtration process. Seychelle also makes a variety of shower filters.

The current home products include: Deluxe Shower, Handheld Shower, Royal Shower Wall Mount, Royal Shower Handheld, P.O.U. Countertop, P.O.E., Total Home and all replacement filters, and feature technology developed for portable products.

New Products

We are re-engineering the Flip Top bottle to eliminate parts, reduce costs, provide a more streamlined look, and add a disinfectant capability. The Counter Top has been upgraded to provide more enhanced filter media to improve the taste and quality of drinking water. Finally, the In-Line Filter is being changed to provide greater filter media, and meet field conditions that require a longer, narrower design.

We also acquired the rights of Enviro(3) Care Incorporated on May 7, 2002 as well as all applicable intellectual properties. We will exercise our best efforts to complete the product packaging, marketing, and service in order to maximize sales and distribution of possible new ozonation products. This acquisition includes a patent and other trade secret assets that we plan to use to our advantage in our distribution. This product market includes home, spas, wells, R.V., agricultural, medical and other commercial and industrial applications. As of the date of this filing, the Company is finalizing product designs, and will be looking for distribution opportunities during the first quarter of fiscal year 2006 - 2007.

We signed a License Agreement with Aqua Gear USA on June 6, 2002 for a product known as the "Hand Held Pump Technology." We licensed all proprietary rights associated with this technology.. We will pay a 2% royalty on our gross income for the technology during the term of the license. The License Agreement is for an initial term of five years, with five successive five-year renewals. This offers us an additional proprietary product in the portable filtration industry. We believe that this purchase compliments our current product line. As of the date of this filing, this technology has resulted in a product called Pump N’ Pure which allows the user to draw filtered water from virtually any container or location. The Company continues to believe that the product will be viable in developing countries as an emergency preparedness product, and for families where cost is a prime consideration.

Seychelle has signed a five (5) year exclusive distribution agreement with Confident, Inc. to sell its water filtration products in the markets of The Peoples Republic of China, Taiwan, Singapore and Hong Kong. Under the agreement, to maintain exclusivity, Confident, Inc. has to purchase from Seychelle a minimum of one million dollars ($1,000,000) of product the first year, with a minimum volume increase of fifty percent (50%) in each of the succeeding years over the previous year’s minimum purchase requirement. Upon signing the agreement on January 4, 2006, Confident, Inc. placed an initial product order for $50,000 with the agreement attached as an exhibit hereto.

Manufacturing

Currently, all manufacturing and assembly is done at our San Juan Capistrano, California headquarters location. Through an exclusive Joint Venture Agreement with Heibei R.O. Environmental Technologies entered into on June 20, 2002 attached as an exhibit hereto, we will be able to produce some of our product components in China at a lower cost than what could be made in the US. We anticipate that final assembly of our products will continue to be done in San Juan Capistrano.

Sales Channels

Sales channels to be pursued will include: Retail, Military, Government, Multi-Level Marketing, International, OEM and Joint Ventures.

Seychelle is looking toward developing countries in South America, Africa and Asia as its next frontier. We have signed agreements with business partners in India and China, and are exploring opportunities in other countries.

We have an agreement with the representatives of a company in Japan on a non-exclusive basis to market and sell our entire product line throughout Japan. This company is a current customer who is expanding its marketing operations.

We will also continue to promote our products and technologies to non-profit organizations, such as the Red Cross, the U.S. and international militaries, missionaries, charitable and fund-raising groups and other philanthropic organizations.

Raw Materials

Seychelle’s filters include the finest powder activated coconut and three other media to form the porous plastic ionic filter. The media itself, the formulation process, and manufacturing methodology are governed by trade secrets. To date, there is adequate availability of material for all of our products. We do not expect this situation to change in the near future.

Customers and Competition

Seychelle products compete against all forms of drinking water: tap water supplied by municipal water districts, bottled water, and treated water provided by means of reverse osmosis, distillation, and filtration systems. There are literally thousands of companies in the field including Culligan, Clorox, Proctor and Gamble, G.E., Pepsi-Cola, Coca-Cola, Nestle and Danone. Therefore, Seychelle’s portable filtration bottles are an alternative to other sources of drinking water.

Seychelle is an emerging company with negligible share of the world’s pure water market. Our products sell in a niche category of the market - portable filtration bottles. There are other small companies in the field with no one company having a majority share.

Currently, the majority of our sales are to individuals, dealers, distributors, multi-level marketing companies, and missionaries with none accounting for the majority of our sales activity. As of November 30, 2005, the Company has expanded its customer base and no one customer now accounts for greater than 10 percent of total sales. Therefore, we are not dependent upon one customer.

Backlog

As of November 30, 2005, we had backorders of $86,000 in customer orders in portable water filtration units, with $82,500 earmarked for Pakistan, as compared to the same period in the prior year of $8,000 . We are uncertain as to whether the Pakistan order will be shipped this fiscal year due to business related delays on their end, which include changes in their management.

Employees

As of November 30, 2005, we had three executive consultants managing the company with two (2) administrative consultants supporting that effort. In production, operations and warehousing we had two (2) full-time employees and four (4) independent contractors working to fill all sales orders.

Proprietary Information and Technology

We own a patent for the Portable Water Filtration System with the filter cap assembly, Patent # 5,914,045 which expires on June 22, 2016. As described in the Abstract, it is "[a] filter assembly for a flexible, portable bottle having a sealing cap including a filter attached to the interior of the cap to filter out substantially all inorganics, organics, radiological chemicals and microbiology. The filter assembly also may include a second filter or Iodinator sealed in the flexible bottle to further remove micro-organisms from water passing there-through. The filter assembly is designed so that the flexible bottle must be pressurized, as by being hand pressed, after it is filled with water to force flow of water through the [sic] either or both of the filters. The filter in the cap includes a check valve to allow the bottle to be re-pressurized after water has been dispensed from the bottle." The filter cap assembly is the core to the Company’s product lines, and will drive sales for many years to come as the Company adds new products and configurations.

We also own a patent, Patent #6,058,971 which expires on May 9, 2017 for a Quick Connect Diverter Valve. As described in the Abstract, it is "A quick-connect diverter valve for use in connecting existing water faucets and water filtration units in and around a kitchen, or other areas where clean water is desired." The quick connect diverter value is used in the above the counter filter system currently being sold in the United States, Pakistan and soon in China. The Company believes this is a viable and growing product line for developing countries where the quality of water continues to deteriorate.

Trademark registrations have been filed with the USPTO for both Seychelle and Aqua Gear and are in progress.

We have a trade name, "Seychelle Water Filtration Products, Inc.," which we use in our commercial operations.

Government Regulation

We are not, as a company, subject to any material governmental regulation or approvals. However, our products are subject to inspection and evaluation by regulatory authorities that have jurisdiction over water quality standards. Such authorities are on the federal, state, and local level, both in the United States and overseas, where we market our products. Most of our products have already been inspected and evaluated by all applicable governmental authorities in the areas in which we operate or plan to operate in the near future. With respect to our new proposed focus of operations, we do not know if governmental regulation will have a material impact on us in the future.

Research and Development

We have spent approximately $25,100 and $12,500 in research and development activities for the fiscal years ending, February 29, 2004 and February 28, 2005 respectively.

During the three-month period ending November 30, 2004 and 2005, the Company spent approximately $-0- and $400, respectively.

During the nine-month period ending November 30, 2004 and 2005, the Company spent approximately $5,600 and $3,200, respectively.

Environmental Compliance

At the present time Seychelle is not subject to any material costs for compliance with any environmental laws. With respect to our new proposed focus of operations, we do not know if environmental compliance will have a material impact on us in the future.

Risk Factors Related to Our Business

THE OWNERSHIP AND INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. OUR COMMON SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THESE RISKS RELATING TO OUR COMPANY.

Lack of History. Our Company was formed on January 23, 1998 and acquired the operations of a company that had been in existence since 1995. Since beginning operations, we initially sold water filtration products to a number of customers then during March 2001 entered into a sales marketing agreement with Nikken Global, Inc. and Kenko World, two affiliated multi-level marketing companies (collectively “Nikken”). This agreement allowed Nikken, subject to certain restrictions, the exclusive rights to distribute our products and technology for a period of ten years, commencing March 1, 2001. During the period of the agreement, the Company continued to promote its products and technologies to non-profit organizations, such as the Red Cross, the U.S. and international militaries, missionaries, charitable and fund-raising groups and other philanthropic organizations, which do not sell to distributors or resell to customers. This was done since Nikken is in the wellness consumer products industry and provided access to an expanded base of potential customers. During the fiscal year ending February 28, 2002, the Company decided to terminate its agreement with Nikken. Further, we have not been profitable except in fiscal year ending February 28, 2002 when the relationship with Nikken ended. The Company has continued to expand its product lines, since the Nikken business ended, but have not generated enough revenue to support operations. This has required us to seek both investor capital and financing to buy the time required by new management to reverse the downward trend. Recent sales activity as of November 30, 2005 has expanded suggesting a positive change in direction with the new management. Still, we have limited financial results upon which you may judge our potential. The company is not engaged in enough consistent business activity over a sustained period of time to be said to have a successful operating history. We have experienced in the past and may experience in the future under-capitalization, shortages, setbacks and many of the problems, delays and expenses encountered by any early stage business. These include:

- operating as a public entity, incurring non-cost of sales expenses such as accounting, auditing, legal activities, and maintaining full compliance of a regulated reporting status including continuing Sarbanes-Oxley requirements.

- unplanned delays and expenses related to research, development and testing of our new products

- production and marketing problems that may be encountered in connection with our existing products and technologies,

- competition from larger and more established companies, and

- under-capitalization to challenge the lack of market acceptance of our new products and technologies.

Limited Profitability. Sales of our products may not generate sufficient revenues to fund our continuing operations. We may not generate a positive cash flow. To date, we have incurred significant losses. As of February 28, 2005, our revenue was $341,106 versus $468,420 in the prior fiscal year ending February 29, 2004. This decrease was due to primarily to lower sales to a large customer (from $223K to $35K) partially offset by sales to a smaller customer (from $4K to $50K). Net Losses as of February 28, 2005 of $250,423 were greater than in the prior year ending February 29, 2004 of $208,428 due to claim settlements ($31K) higher SG&A expenses ($89K) and partially offset by the reversal of a product return liability of $61K. Going forward the company has a policy of not projecting sales and profits due to:

•	significant legal and professional fees associated with regulated business activities and SEC reporting requirements including continuing Sarbanes-Oxley requirements.

•	lack of consistent sales to maintain profitability,

Inherently Risky-Competition. Because we are a company with a limited history, our operations will be extremely competitive and subject to numerous risks. The water filtration business is highly competitive with many companies having access to the same market. Substantially all of them have greater financial resources and longer operating histories than we have and can be expected to compete within the business in which we engage and intend to engage. There can be no assurance that we will have the necessary resources to be competitive. Therefore, investors should consider an investment in us to be an extremely risky venture.

Delays in the Development of New Products. We have a limited product line, and the development of some of our technologies has taken longer than anticipated and could be additionally delayed. Therefore, there can be no assurance of timely completion and introduction of improved products on a cost-effective basis, or that such products, if introduced, will achieve market acceptance such that, in combination with existing products, they will sustain us or allow us to maintain profitable operations.

Dependence Upon Technology. We are operating in a business that requires extensive and continuing research, development and testing efforts. There can be no assurance that new products will not render our products obsolete or non-competitive at some time in the future.

Protection of Technology. A successful challenge to the ownership of our technology could materially damage our business prospects. We rely principally on trade secrets as well as trade secret laws, two patents, two trademarks, copyrights, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We currently have two U.S. patents issued and a license on two patents. Any issued patent may be challenged and invalidated. Patents may not issue from any of our future applications. Any claims allowed from existing or future pending patents may not be of sufficient scope or strength to provide significant protection for our products. Patents may not be issued in all countries where our products can be sold so as to provide meaningful protection or any commercial advantage to us. Our competitors may also be able to design around our patents or the patents that we license.

Vigorous protection and pursuit of intellectual property rights or positions characterize our industry, which has resulted in significant and often protracted and expensive litigation. Therefore, our competitors may assert that our technologies or products infringe on their patents or proprietary rights. Problems with patents or other rights could increase the cost of our products or delay or preclude new product development and commercialization by us. If infringement claims against us are deemed valid, we may not be able to obtain appropriate licenses on acceptable terms or at all. Litigation could be costly and time-consuming but may be necessary to protect our future patent and/or technology license positions or to defend against infringement claims.

Competition. Technological competition from larger and more established companies is significant and expected to increase. Most of the companies with which we compete and expect to compete have far greater capital resources and more significant research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of products. Our ability to compete effectively may be adversely affected by the ability of these competitors to devote greater resources to the sale and marketing of their products than we can. In addition, one or more of our competitors may succeed or may already have succeeded in developing technologies and products that are more effective than any of those we currently offer or are developing. In addition, there can be no guarantee that we will be able to protect our technology from being copied or infringed upon. Therefore, there are no assurances that we will ever be able to obtain and to maintain a profitable position in the marketplace.

Success Dependent Upon Management. Our success is dependent upon the decision making of our directors and executive officers. These individuals have made a full commitment to the business. The loss of any or all of these individuals could have a materially adverse impact on our operations. On December 1, 2001, we entered into an employment agreement with our President. During November 2004, the Company entered into consulting agreements with two officers to provide management consulting services for the Company with agreements attached as an exhibit hereto.

(c)	Reports to Security Holders

Seychelle is now a reporting company required to file reports with the Securities and Exchange Commission (“SEC”). Those reports will be available to our security holders (i) through the Internet web site maintained by the company, http://www.seychelle.com; (ii) at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C 20549; and (iii) through an Internet site maintained by the SEC that contains reports, proxy and information statements and other information regarding issuers that file such documents electronically at http://www.sec.gov. Information regarding the operations of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330.

ITEM 2. Management's Discussion and Analysis

Results of Operations

Since beginning operations, we initially sold water filtration products to a number of customers then during March 2001 entered into a sales marketing agreement with Nikken Global, Inc. and Kenko World, two affiliated multi-level marketing companies (collectively “Nikken”). This agreement allowed Nikken, subject to certain restrictions, the exclusive rights to distribute our products and technology for a period of ten years, commencing March 1, 2001. During the period of the agreement, the Company continued to promote its products and technologies to non-profit organizations, such as the Red Cross, the U.S. and international militaries, missionaries, charitable and fund-raising groups and other philanthropic organizations, which do not sell to distributors or resell to customers. This was done since Nikken is a global multi-level marketing company in the wellness consumer products industry and provided access to an expanded base of potential customers. However, we have not been profitable except in the fiscal year ending February 28, 2002 when the relationship ended with our principal customer Nikken.

After the Nikken business ended in 2002, when sales were $1,971,744, the company retrenched by cutting costs, de-registering with the SEC, returning to the Pink Sheets and by seeking out a new base of customers as the Nikken business had been providing most of the revenues. Sales for the past two years have been at a lower level of $341,106 (fiscal year ending February 28, 2005) and $468,420 (fiscal year ending February 29, 2004). Earnings in the fiscal year ending February 28, 2005 were a negative $250,423 due to higher costs on lower sales versus a negative $208,428 in the fiscal year ending February 29, 2004.

In the three-month period ending November 30, 2005, sales were $146,419 compared to the same period in the prior year with sales of $64,476.

In the nine-month period ending November 30, 2005, sales were $570,831 compared to the same period in the prior year with sales of $273,192.Sales for the nine-month period ending November 30, 2005, have exceeded sales compared to the same period in the prior year due to continued sales with two customers - approximately $107,000 sales to Wellness Enterprises and $70,000 to BK Pakistan - which had not previously purchased water filtration products from the Company. Consequently, Company management believes that the business is improving with both new and current (international and domestic) customers purchasing product.

As of November 30, 2005 the Company’s sales backlog is $86,000 as compared to the same period in the prior year of $8,000.

In the nine-month period ending November 30, 2005, cost of sales were $440,125 compared to the same period in the prior year with sales of $145,089. Gross profit increased to $130,706 compared to the same period in the prior year of $128,103. As previously noted, the Company recorded an inventory reserve for its countertop product during the three-month period ended

November 30, 2005. Additionally, this decrease in gross profit is primarily due to increased use of outside assembly labor, due to increased production, and to increased material costs. In the review of the Company’s gross margins, the reader should be aware that gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like ours exlcude a portion of them from gross margin, including them instead in another line item, such as selling or general and administrative expenses.

Fiscal year ending February 28, 2005 compared to the corresponding period in 2004.

Selected Financial Data	2004	2005	Year Over Year Change	%

Sales	$468,420	$341,106	($127,314)	(27)
Cost of sales	$307,175	$155,113	($152,062)	(50)
Gross profit	$161,245	$185,993	$ 24,748	15
General & administrative expenses	$239,897	$219,548	($ 20,349)	(8)
Consulting fees to related parties	$ -0-	$ 88,506	$ 88,506	-
Interest expense to related parties	$117,584	$124,629	$ 7,045	6
Net cash used in operating activities	($36,643)	($64,262)	$ 27,619	74
Net cash used in investing activities	($15,956)	($12,434)	($ 3,522)	(22)
Net cash provided financing activities	$115,670	$ 31,710	($ 83,960)	(73)

Sales. In the fiscal year ending February 28, 2005, sales were $341,106 compared to the same period in the prior year with sales of $468,420. The decrease in sales is primarily attributable to the reduction in sales to Wellness Enterprises, a direct marketing company, with current year sales of $32,559 compared to the same period in the prior year of $223,935. This reduction in sales was partially offset by increased sales to Team in Focus (from $nil to $54K) and Phillips Publishing (from $19K to $48K).

Cost of sales and gross profit. In the fiscal year ending February 28, 2005, cost of sales were $155,113 compared to the same period in the prior year with sales of $307,175. Gross profit increased to $185,993 compared to the same period in the prior year of $161,245. The gross profit percentage for the fiscal year ending February 28, 2005 was 54 percent compared to 34 percent to the same period in the prior year. This increase in gross profit percentage is attributable to decreased cost for outside assembly labor combined with change in product mix, as previously noted the Company decreased selling product to a direct marketing company.

General & administrative expenses. In the fiscal year ending February 28, 2005, general and administrative expenses were $219,548 compared to the same period in the prior year of $239,897. This decrease in general and administrative expenses was primarily due to decreases in other administrative costs (i.e. telephone, utilities, etc.) to support decreased sales and production efforts.

Consulting fees to related parties. In the fiscal year ending February 28, 2005, consulting fees to related parties were $88,506 compared to the same period in the prior year of $nil. This increase in consulting fees was due to the engagement of two officers / consultants, Messrs. Richard Parsons and Jim Place, during December 2004. Both Messrs. Parsons and Place received restricted common stock at below the estimated market value upon commencement of providing services to the Company. The increase in consulting expense relates to the amortization of the discount on the restricted common stock.

Interest expense to related parties. In the fiscal year ending February 28,2005, interest expense to related parties were $124,629 compared to the same period in the prior year of $117,584. The slight increase in interest expense was due to the amortization of the beneficial conversion feature of the warrants issued to the TAM Trust during March 2004 for its continued financial support.

Net loss. Even though net loss for the fiscal year ending February 28, 2005 were negative by $250K, $125K in financing costs with TAM the primary lender, the amortization of $89K in officer stock compensation who received no salaries and a claim settlement of $31K were the primary reasons for the result.

Net cash operating activities. Net cash used in operating activities for the fiscal year ending February 28, 2005 were $64,262 compared to the same period in the prior year of $36,643. During the fiscal year ending February 28, 2005, the Company funded its operations by sale of restricted common stock. During the fiscal year ending February 28, 2005, the net loss from operations of $250K was offset by $ 211K of non-cash expenditures. These non-cash expenses primarily relate to the amortization of $89K in officer stock compensation, depreciation and amortization expense of $34K, the issuance of $31K in restricted common stock for services rendered and the issuance of stock to settle a claim, valued at $29K.

Net cash investing activities. Net cash used in investing activities for the fiscal year ending February 28, 2005 were $12,434 compared to the same period in the prior year of $15,956. The 2005 decrease in cash used by investment activities was primarily due to the proceeds from a sale of a vehicle.

Net cash financing activities. Net cash provided by financing activities for the fiscal year ending February 28, 2005 were $31,710 compared to the same period in the prior year of $115,670. The 2005 decrease in cash provided by financing activities was due to the prior year advances from related parties of $115,226 compared to $1,000 in the current fiscal year combined with the repayment of $60K in advances from related parties. This decrease in cash provided was partially offset by $91K in proceeds from sale of restricted common stock.

Three-month periods ending November 30, 2005 compared to the corresponding period in 2004.

 3 months ending November 30,
Selected Financial Data	2004	2005	Year Over Year Change	%

Sales	$64,476	$146,419	$ 81,943	127
Cost of sales	$44,782	$187,683	$142,901	319
Gross profit (loss)	$19,694	($ 41,264)	($60,958)	(310)
General & administrative expenses	$23,413	$ 75,366	$ 51,953	222
Consulting fees to related parties	$ -0-	$ 46,020	$ 46,020	-
Interest expense to related parties	$30,300	$ 76,178	$ 45,878	151

Sales. In the three-month period ending November 30, 2005, sales were $146,419 compared to the same period in the prior year with sales of $64,476. The increase in sales is primarily attributable to hurricane Katrina relief efforts and the sale of portable water filtration products to support such efforts.

Cost of sales and gross profit. In the three-month period ending November 30, 2005, cost of sales were $187,683 compared to the same period in the prior year with sales of $44,782. Gross profit (loss) decreased to ($41,264) compared to the same period in the prior year of $19,694. Such decrease in gross profit is primarily attributable to the Company re-evaluating its countertop water filtration systems and determining that such product should be wholly reserved and recording an inventory reserve of approximately $79,000. If such reserve had not been recorded, the gross profit percentage for the three-month period ending November 30, 2005 would have been 27 percent compared to 30 percent to the same period in the prior year. This slight decrease in gross profit percentage is attributable to increased cost for outside assembly labor.

General & administrative expenses. In the three-month period ending November 30, 2005, general and administrative expenses were $75,366 compared to the same period in the prior year of $23,413. This increase in general and administrative expenses was primarily due to the following - (1) $14K increase in advertising and marketing costs as the Company increased its advertising efforts to promote its new products; (2) $8K increase in salaries and related employee benefits as the Company hired an administrative assistant during June 2005; and, (3) $7K increase in consulting fees for design and engineering procedures. The remaining increase of $9K was due to increases in other administrative costs (i.e. telephone, utilities, etc.) to support increased sales and production efforts.

Consulting fees to related parties. In the three-month period ending November 30, 2005, consulting fees to related parties were $46,020 compared to the same period in the prior year of $nil. This increase in consulting fees was due to the engagement of two officers / consultants, Messrs. Richard Parsons and Jim Place, during December 2004. Both Messrs. Parsons and Place received restricted common stock at below the estimated market value upon commencement of providing services to the Company. The increase in consulting expense relates to the amortization of the discount on the restricted common stock. As further consideration for services to be rendered, the consultants were granted warrants during March and July 2005 redeemable into restricted shares of the Company’s stock at $.225 per share. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned compensation relating to the estimated value of these warrants and is amortizing the beneficial conversion feature over the life of the warrants.

Interest expense to related parties. In the three-month period ending November 30,2005, interest expense to related parties were $76,178 compared to the same period in the prior year of $30,300. This increase in interest expense was due to the amortization of the beneficial conversion feature of the warrants issued to the TAM Trust during March and July 2005 for its continued financial support.

Net loss. Even though profits for the three-month period ending November 30, 2005 were negative by $240K, $76K in financing costs, the amortization of $46K in officer stock compensation and the Company’s inventory reserve adjustment of $75K for the countertop product were the primary reasons for the result.

Nine--month periods ending November 30, 2005 compared to the corresponding period in 2004.

 9 months ending November 30,
Selected Financial Data	2004	2005	Year Over Year Change	%

Sales	$273,192	$ 570,831	$ 297,639	109
Cost of sales	$145,089	$ 440,125	$ 295,036	203
Gross profit	$128,103	$ 130,706	$ 2,603	2
General & administrative expenses	$124,555	$ 398,021	$ 273,466	220
Consulting fees to related parties	$ -0-	$ 135,061	$ 135,061	-
Interest expense to related parties	$107,073	$ 190,073	$ 83,000	78
Net cash used in operating activities	($25,139)	($209,653)	($184,514)	(734)
Net cash used in investing activities	($12,035)	($ 34,853)	($ 22,818)	(190)
Net cash provided (used) financing activities	($ 8,187)	$ 932,610	$ 940,797	-

Sales. In the nine-month period ending November 30, 2005, sales were $570,831 compared to the same period in the prior year with sales of $273,192. This increase in sales is primarily attributable to continued sales with two customers - approximately $107,000 sales to Wellness Enterprises and $70,000 to BK Pakistan - which had not previously purchased water filtration products and the hurricane Katrina relief efforts.

Cost of sales and gross profit. In the nine-month period ending November 30, 2005, cost of sales were $440,125 compared to the same period in the prior year with sales of $145,089. Gross profit increased to $130,706 compared to the same period in the prior year of $128,103. As previously noted, the Company recorded an inventory reserve for its countertop product during the three-month period ended November 30, 2005. If such reserve had not been recorded, the gross profit percentage for the nine-month period ending November 30, 2005 would have been 37 percent compared to 48 percent to the same period in the prior year. This decrease in gross profit is primarily due to increased use of outside assembly labor, due to increased production, and to increased material costs.

General & administrative expenses. In the nine-month period ending November 30, 2005, general and administrative expenses were $398,021 compared to the same period in the prior year of $124,555. This increase in general and administrative expenses was primarily due to the following - (1) $174K increase in legal and accounting fees as the Company incurred such costs to catch up on SEC filings; (2) $37K increase in consulting expense as the Company engaged an outside consultant to maintain its accounting records, as well as, engaged various individuals to perform design and engineering procedures: (3) $18K increase in salaries and related employee benefits for administrative assistant hired June 2005; (4) $14K increase in advertising and marketing costs to promote new products; (5) $5K increase in depreciation expense as the Company has purchased $51K in new equipment or tooling during the past twelve months. The remaining increase of $26K was due to increases in other administrative costs (i.e. telephone, utilities, etc.) to support increased sales and production efforts.

Consulting fees to related parties. In the nine-month period ending November 30, 2005, consulting fees to related parties were $135,061 compared to the same period in the prior year of $nil. As previously noted, this increase in consulting fees was due the amortization of discount on purchase of common stock and to the amortization of the beneficial conversion feature of the warrants.

Interest expense to related parties. In the nine-month period ending November 30,2005, interest expense to related parties were $190,073 compared to the same period in the prior year of $107,073. As previously noted, this increase in interest expense was due to the amortization of the beneficial conversion feature of the warrants issued to the TAM Trust during March and July 2005.

Net loss. Even though profits for the nine-month period ending November 30, 2005 were negative by $599K, $174K in accounting and legal fees to assist in the audit and preparation of the Form 10, in addition to, $190K in financing costs with TAM the primary lender, the amortization of $135K in officer stock compensation who received no salaries and the Company’s inventory reserve adjustment of $75K for the countertop product were the primary reasons for the result.

Net cash operating activities. Net cash used in operating activities for the nine-month period ending November 30, 2005 were $209,653 compared to the same period in the prior year of $25,139. During the nine-month period ending November 30, 2005, the Company funded its operations by sale of restricted common stock. During the nine-month period ending November 30, 2005, the net loss from operations of $598K was offset by $ 438K non-cash expenditures. These non-cash expenses primarily relate to $190K in financing costs, the amortization of $135K in officer stock compensation, the Company’s inventory reserve adjustment of $75K for the countertop product, and the issuance of $25K in restricted common stock for services rendered.

Net cash investing activities. Net cash used in investing activities for the nine-month period ending November 30, 2005 were $34,853 compared to the same period in the prior year of $12,035. The 2005 increase in cash used by investment activities was primarily due to the purchase of $33K in equipment and tooling.

Net cash financing activities. Net cash provided by financing activities for the nine-month period ending November 30, 2005 were $932,610 compared to the same period in the prior year of ($8,187). The 2005 increase in cash provided by financing activities was due to the sale of

$1,020K in restricted common stock, combined with the borrowing of $50,000 under one of the Company’s lines of credit. This increase in cash provided was partially reduced by the following - (1) $93K repayment of related party advances; (2) $33K purchase of treasury shares; and (3) payment of $12K in finders fees relating to the sale of certain restricted stock.

Liquidity and capital resources.

As of November 30, 2005 the Company had $713,886 in cash and $150, 000 available borrowing under its two lines of credit. Both lines of credit do not contain any limitations on borrowing or any restrictive debt covenants. Over the next twelve months, management is confident that sufficient working capital will be obtained from a combination of revenues and external financing to meet the Company’s liabilities and commitments as they become payable.

The Company currently estimates monthly cash requirements of $26,000 to cover general and administrative overhead costs.

Consequently, we do not foresee the need for additional funding at least for the period ending February 28, 2007. As of the date of this filing, the TAM Irrevocable Trust has expressed a willingness to provide additional funding if required; however, an amount has not been discussed. Moreover, in the foreseeable future the Company does not believe additional funding is required.

Capital expenditures.

We do not expect any significant capital expenditures except for additional molds or tooling to supplement our existing capital equipment, which can be funded out of current cash flow.

Research and development.

The flip top container is being reengineered in design for greater ease of use and now includes disinfectant capabilities. The countertop is also been upgraded with more advanced filtration media for removal of contaminants and pollutants. The in-line filter is also being redesigned as well to make it more applicable to field conditions.

Employees.

We anticipate no additional executive hiring even with an increase in the business that can be handled through the addition of variable and independent plant contractors and outside consultants.

Causes for any material changes from period to period .

In the nine-month period ending November 30, 2005, sales were $570,831 compared to the same period in the prior year with sales of $273,192 and our backlog was $86,000 as of November 30, 2005 compared to the same period in the prior year with backlog of $8,000. Therefore, sales for the nine-month period ending November 30, 2005 plus current backlog have almost doubled sales from the fiscal year ending February 28, 2005. Consequently, the business is improving with both new and current (international and domestic) customers purchasing product. As previously noted, gross profit margins have decreased slightly due to higher outside assembly labor and raw material costs. Additionally, patent expirations in 2016 and 2017 should have no impact on sales as the proprietary information is held as trade secrets by the Company.

Off-Balance Sheet Arrangements: none

ITEM 3. Description of Properties.

As of November 30, 2005, our business office was located at 33012 Calle Perfecto, San Juan Capistrano, CA 92675. Our telephone number at this address is 949-234-1999. We pay a total of $7,200 in rent per month for approximately 12,000 square feet of office, operations and warehousing. We have a three-year lease with an unaffiliated third party.

We own two patents and numerous trade secrets, see Proprietary Information above, and other proprietary information related to our business operations. We recently filed for two trademarks: Seychelle that has been used in commerce since 1997 and Aqua Gear, which had been abandoned previously by Aqua Gear USA to capitalize on the patent agreement we secured from them.

ITEM 4. Security Ownership of Certain Beneficial Owners and Management.

The following sets forth the number of shares of our $0.001 par value Common Stock beneficially owned, incuding instrutments stock warrants, etc. that are issuable within sixty days from the filing of this document, by (i) each person who, as of November 30, 2005, was known by us to own beneficially more than five percent (5%) of our Common Stock; (ii) our individual directors and (iii) our officers and directors as a group. As of November 30, 2005 there were a total of
24,715,010 shares of Common Stock issued and outstanding.

NAME AND ADDRESS	AMOUNT AND NATURE OF	PERCENT OF
OF BENEFICIAL OWNER	BENEFICIAL OWNERSHIP (1)(2)(4)	CLASS

The TAM Irrevocable Trust	10,178,530 (3)	41.2%
4012 S. Rainbow #K111
Las Vegas, NV 80103-2012

Shawn Lampman	4,000,000	16.2%
2345 Calico Creek
Las Vegas, NV 89135

FTS Worldwide Corp.	1,320,009	5.3%
24 Route De Malagnou
1208 Geneva Switzerland

Carl Palmer	-0-	-0-
251 Jeanell Dr., Ste 3
Carson City, NV 89703

Richard Parsons	649,763	2.6%
251 Jeanell Dr., Ste 3
Carson City, NV 89703

James Place	215,000	0.9%
251 Jeanell Dr., Ste 3
Carson City, NV 89703

All officers and directors	864,763	3.5%
As a Group (three persons)

(1) All ownership is beneficial and of record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) The TAM Irrevocable Trust is an irrevocable trust for the benefit of certain family members of Mr. Carl Palmer. Mr. Palmer disclaims any beneficial ownership or interest in this Trust.

(4) There are no other financial instruments, including stock warrants, etc. that are issuable within sixty days from the filing of this document.

ITEM 5. Directors, Executive Officers, Promoters, and Control Persons; Compliance with Section 16(a) of the Exchange Act.

Our Directors and Executive Officers, their ages and positions held in the Company as of November 30, 2005 are as follows:

NAME	AGE	POSITION HELD

Carl Palmer	71	President, Chief Executive Officer and Director
Richard Parsons	71	Executive Vice President, Secretary and Director

James Place	66	Chief Operating Officer, Treasurer and Director

Our directors have served and will serve in such capacity until the next annual meeting of our shareholders and until their successors have been elected and qualified. The officers serve at the discretion of our directors.

Carl Palmer. Mr. Palmer has been the President, CEO and a director of the Company since January 1998. He is the founder of our company, innovator of the complete line of Seychelle water filtration products and primary spokesperson worldwide. He is an internationally recognized expert in the field for over 35 years since 1970 and pioneered the development of the reverse osmosis home and office pure water business in the US in the late 1970’s. That company, Aq-Ro-Matic, was later sold to Coca-Cola in 1973. He developed cellouse triacetate membrane, a breakthrough technological development in the industry and subsequently, created and sold pure water companies to Coca Cola Los Angeles as noted previously, AMF/Cuno in 1985 and Shaklee in 1989. Also, in the late 1980’s Mr. Palmer developed the Best Water reverse osmosis business for Shaklee and sold over $53 million in above-the-counter systems. Carl’s 30 years of direct sales experience has led to many significant business relationships, many of which continue today. He is the inventor of thirteen patented products related to water purification. Mr. Palmer received a Bachelors Degree from Whittier College.

Richard Parsons. Mr. Parsons has been Secretary, Executive Vice President and a director of the Company since November 2004. He has over 30 years experience in bottled water, reverse osmosis and water filtration with major companies such as Coca-Cola, Arrowhead, Shaklee, and Canadian Glacier. Mr. Parsons was a General Manager at Coca-Cola in 1974, a Vice President at Arrowhead from 1975 to 1985, a consultant with Shaklee in 1988, and Vice President of US Operations for Canadian Glacier from 1989 to 1990.

For the past five years, Mr. Parsons acted as a consultant, and then became chairman of The Beverage Group, Inc. in 2002. In November 2004, he joined Seychelle as Executive Vice President. Mr. Parsons ran his own successful consulting business in water and related beverages with clients such as General Foods, Coke-USA, The Beverage Group, Coke-Japan and Mitsubishi Industries for many years. He also has over 20 years experience in direct sales and multilevel marketing with companies such as Avon, Holiday Magic, Arrowhead and National Education. Mr. Parsons has a Bachelors Degree from Principia College.

James Place. Mr. Place has been Treasurer, CFO, COO and a director of our Company since November 2004. He has over 30 years experience in food, beverages and bottled water. While at Arrowhead, he took the liter still and sparkling business from $10 to $75 million in 5 years. Mr. Place also had extensive marketing, new product development and operating experience with Fortune 100 companies such as Carnation, Kerr Glass and Hunt-Wesson. Mr. Place was Vice President and General Manager of the Grocery Products Division at Arrowhead from 1981 to 1988, a Vice President of Sales/Marketing - New Products at Kerr Glass from 1988 to 1990, Manager, New Products at Carnation from 1979 to 1981 and Sales/Marketing Manager at Hunt-Wesson Foods from 1970 to 1976.

Mr. Place also has substantial experience in business development, Mergers & Acquisitions and with the investment community. Mr. Place ran his own consulting business in consumer products including water and other beverages with small to medium sized companies from 1990 to 2004. This included working successfully with these companies on financing plans for both new products and expansion programs. Mr. Place has an MBA from Michigan State University and a Bachelors degree from Albion College.

ITEM 6. Executive Compensation.

The following table sets forth the Summary Compensation Table for the Chief Executive Officer and the compensated executive officers with salaries in excess of $100,000 per annum who were serving as executive officers at the end of the last three completed fiscal years. Compensation does not include minor business-related and other expenses paid by us. Such amounts in the aggregate do not exceed $10,000.

Summary Compensation Table

Annual Compensation				Long Term Compensation
----------------------------------				---------------------------------------
Awards				Payouts
----------------------------------				---------------------------------------
					Restricted	All
Name and		Salary	Annual	Other Stock	LTIP	Other
Principal/ Positions	Fiscal Year Ending	Compensation ($) (2)	Bonus ($)	Compensation ($)(1)(3)	Award(s)	Securities
Carl Palmer	2005	$10,000 (2)
President & CEO	2004	$10,000 (2)
Director	2003	$10,000 (2)

Richard Parsons	2005			$9,400(3)		$11,908(4)(5)
Executive VP*	2004			--
Director (1)	2003

James Place	2005			$9,400(3)		$4,584(4)
COO*	2004			--
Director (1)	2003			--

(1)	Elected to Board of Directors during November 2004
(2) Effective December 1, 2001, the Company entered into an employment agreement with the President of the Company. The President of the Company has decided not accept his salary until the Company becomes profitable.
(3) During November 2004, Messrs. Parsons and Place were granted 240,000 shares of restricted common stock valued at $.03 per share and are distributed over three years beginning December 1, 2004, 2005 and 2006. The fair market value of the restricted shares was estimated to be $225,600 and the Company is amortizing this value over the three-year term of the consulting agreements.
(4)
During March 2005, Messrs. Parsons and Place were granted warrants to purchase 500,000 shares of restricted common stock at $0.225 per share and are distributed over the same three years and are exercisable from December 1, 2004 until December 1, 2008. The fair value of the warrants was estimated to be $55,300 and the Company is amortizing this value over the three-year term of the consulting agreements.

(5) During March 2005, Mr. Parsons was granted 316,312 shares of restricted common stock valued at $0.03 per share and are distributed in equal installments commencing on December 1, 2004, 2005 and 2006. The fair market value of the restricted shares was estimated to be $79,100 and the Company is amortizing the estimated value over the three-year term of the consulting agreement.

The Board of Directors as a whole acts as a compensation committee. We have no retirement, pension, sharing, stock option, insurance or other similar programs.

We do not pay members of our Board of Directors any fees for attendance or similar remuneration, but reimburse them for any out-of- pocket expenses incurred by them in connection with their activities.

ITEM 7. Certain Relationships and Related Transactions

Effective December 1, 2001, the Company entered into an employment agreement with Carl Palmer, the President of the Company. The agreement is for five years and provides for a salary of $10,000 per year plus one percent of the net after tax profits of the Company. The agreement shall be automatically renewed for successive one-year terms unless the Company or employee provides written notice of non-renewal.

During November 2004, the Company entered into consulting agreements with Messrs. Parsons and Place to provide management consulting services for the Company. As consideration for services to be rendered, the Messrs. Parsons and Place received 480,000 restricted shares of the Company’s common stock at $0.03 per share (below market) with agreements attached as an exhibit hereto. The common shares are to be issued in equal installments on December 1, 2004, 2005 and 2006. The fair market value of the restricted shares earned during the period ending November 30, 2004 was estimated at $225,600 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreement. The Company has recorded amortization of approximately $18,800 and $56,400 for the fiscal year ending February 28, 2005 and nine-month period ending November 30, 2005, respectively.

During December 2004, all Series AAA at 12% Cumulative Convertible Preferred Shares were converted into 4,500,000 shares of restricted common stock issued to the Tam Irrevocable Trust. In addition, all dividends accrued and unpaid on the AAA Preferred were waived.

As the February 28, 2005 and February 29, 2004, the balances due on advances the Company had received from the TAM Irrevocable Trust in which Cari Beck, is a trustee as well as a daughter of Carl Palmer an officer and Board member were $448,200 and $504,800, respectfully. These advances bear interest at 10 percent. As of February 28, 2005, $100,000 of these advances is due before February 28, 2006 with the balance of the advances not repayable until after March 1, 2006.Copies of the notes for these advances are attached as exhibits hereto.

As of February 28, 2005 and February 29, 2004, accrued interest on these advances was approximately $134,500 and $86,000, respectively, and is included in accrued interest due to related parties in the accompanying consolidated balance sheet.

During December 2004, the Company granted the TAM Irrevocable Trust restricted common stock of 1,266,667 shares, effective March 1, 2002, for interest on prior advances of funds. The restricted common shares are to be distributed during the first quarter of the fiscal year ending February 28, 2006. The fair market value of the restricted shares was estimated at $228,000. The Company is amortizing the estimated fair market value of the interest over the three-year term commencing March 1, 2002 (or $76,000 per year).

As of February 28, 2005 and February 29, 2004, accrued interest on these advances was approximately $228,000 and $152,000, respectively, and is included in accrued interest due to related parties in the accompanying consolidated balance sheet.

On March 29, 2005, the Board of Directors of the Company approved the expansion of the consulting agreement with Mr. Parsons to provide management-consulting services for the Company. As consideration for services to be rendered, the consultant received 316,312 restricted shares of the Company’s common stock at $0.03 per share (below market). The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006. The fair market value of the restricted share earned during the period ending November 30, 2004 was estimated at $79,100 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreement. The Company has recorded amortization of approximately $8,800 and $19,800 for the fiscal year ending February 28, 2005 and nine-month period ending November 30, 2005, respectively.

On March 29, 2005, the Board of Directors of the Company approved the expansion of the consulting agreements with Messrs. Parsons and Place to provide management consulting services for the Company. As further consideration for services to be rendered, the consultants each were granted warrants to purchase 500,000 shares of the Company’s common stock, copies of which are attached as exhibits hereto, at $.225 per share. The warrants become exercisable in equal installments commencing on December 1, 2004, 2005 and 2006 and are exercisable through December 1, 2008. The fair market value of the warrants earned during the period ending November 30, 2004 was estimated at $55,300 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreement. The Company has recorded amortization of approximately $6,100 and $10,700 for the fiscal year ending February 28, 2005 and nine-month period ending November 30, 2005, respectively.

On March 29, 2005, the Company granted the TAM Trust 500,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share for additional interest charged to the Company for previous unpaid notes and continued financial support. The warrants are distributed in equal installments commencing on December 1, 2004, 2005 and 2006 but are exercisable through December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these warrants of $27,200. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded amortization of approximately $3,000 and $9,900 for the fiscal year ending February 28, 2005 and the nine-month period ending November 30, 2005, respectively.

On July 27, 2005, the Company granted the TAM Trust 2,000,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are exercisable any time after December 1, 2006 and expire December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these warrants of $120,000. The Company is amortizing the estimated fair market value of the unearned interest over the period from date of grant through December 1, 2006. The Company has recorded interest expense of approximately $30,000 for the nine-month period ending November 30, 2005.

On July 27, 2005, the Board of Directors of the Company approved the expansion the consulting agreements with Messrs. Parsons and Place to provide management consulting services for the Company. As further consideration for services to be rendered, the consultants each were granted warrants, attached as exhibits hereto, to purchase 250,000 shares of the Company’s common stock at $.225 per share. The warrants are exercisable any time after December 1, 2006 and expire December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned compensation relating to the estimated value of these warrants of $30,000. The Company is amortizing the estimated fair market value of the unearned compensation over the period from date of grant through December 1, 2006. The Company has recorded consulting fees of approximately $7,500 for the nine-month period ending November 30, 2005.

ITEM 8. Description of Securities

Common Stock

The holders of Common Stock have one vote per share on all matters (including election of Directors) without provisions for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights.

In the event of liquidation of the Company, the holders of Common Stock will share equally any balance of the Company’s assets available for distribution to them after satisfaction of creditors and the holders of the Company’s senior securities. The Company may pay dividends, in cash or in securities or other property, when and as declared by the Board of Directors from assets legally available. To date, the Company has not declared or paid dividends on its Common Stock.

Preferred Stock

The Board of Directors has the authority to issue Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Nevada and its articles of incorporation. As of November 30, 2005, three classes of Preferred Stock were authorized and none was outstanding.

Series “A” 13.5% Non Voting, Convertible Preferred Stock $0.01 par value

Series “A” Preferred Stock has rights which are superior to all other securities of the Company, including upon liquidation and as to payment of dividends, if any, carries a cumulative dividend of 13.5% per annum, is non-voting, and is redeemable by the Company at any time at face value and is convertible into common shares of the Company at the lesser of $10 per share or 85% of the last five closing bid prices.

During April 2001, the Company repurchased for $350,000 all issued and outstanding Series A Preferred Stock, and settled all liability for dividends. This repurchase was done in conjunction with a comprehensive settlement agreement with the beneficial owner of the preferred stock.

The stock repurchase was funded by a loan made by one of the Company’s principal stockholders.

Series “AA” 10% Non Voting, Convertible Preferred Stock

Series “AA” Preferred Stock has rights superior to all other securities of the Company except to Series “A” Preferred Stock, including upon liquidation and as to payment of dividends, if any, carries a 10% cumulative dividend, is non-voting, redeemable by the Company at any time at face value and is convertible into common shares of the Company at 85% of the last five closing bid prices. On June 14, 1999, all of the Series “AA” Preferred Stock was converted into 1,337,509 shares of Common Stock at the original conversion terms.

Series “AAA” 12 % Voting Convertible Preferred Stock

Series “AAA” Preferred Stock has rights which are superior to all other securities of the
Company except Series “A” and the Series “AA” Preferred Stock, including upon liquidation and as to payment of dividends, if any carries a 12% per annum dividend payable in stock or cash, is voting, with each share equal to 100 shares of Common Stock, and is redeemable, at the Company’s option, according to the following procedure: upon written notice of conversion from the holders, the Company shall have 45 days from receipt of such notice to repurchase for cash shares of the Series “AAA” Preferred Stock at $1,000 per share.

As a result of the settlement of the litigation involving the Company and its former Chairman, in which the Company was seeking to rescind the issuance of all common shares previously issued to the former Chairman, the number of common shares issuable to the holders pursuant to the conversion provisions of the Series “AAA Preferred Stock was reduced from 8,000,000 shares to 4,500,000.

In December 2004 all Series “AAA” Preferred Shares were converted into 4,500,000 shares of restricted common stock issued to the TAM Irrevocable Trust. In addition, all dividends accrued and unpaid on the “AAA” Preferred Stock were waived.

PART II

ITEM 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a) Principal Market or Markets

Our Common Stock began trading in 1997. Since the consummation of the Exchange Agreement between our Company and SWT, market makers and other dealers have provided bid and ask quotations of our Common Stock under the symbol "SYEV." Trading was conducted in the over-the-counter market on the NASD's "Electronic Bulletin Board" until April 20, 2000. We traded on the "Pink Sheets" until December, 2000, when we were re-listed on the NASD's "Electronic Bulletin Board." During 2003, due to the high cost of complying of SEC reporting requirements and the discontinuance of the Company’s sales to Nikken, the Company filed a Form 15 and began trading on the “Pink Sheets” where we currently trade. The table below represents the range of high and low bid quotations of our Common Stock as reported during the reporting period herein. The following bid price market quotations represent prices between dealers and do not include retail markup, markdown, or commissions; hence, they may not represent actual transactions. For the nine-month period ending November 30, 2005, the common stock was at a High of $.37 and a Low of $.15.

Fiscal Year 2005	High Bid	Low Bid

Month Ending:
First Quarter May 2004	$.28	$.11
Common Shares

Second Quarter Aug 2004	$.16	$.09
Common Shares

Third Quarter Nov 2004	$.13	$.04
Common Shares

Fourth Quarter Feb 2005	$.65	$.05
Common Shares

Fiscal Year 2004	High Bid	Low Bid

Month Ending:
First Quarter May 2003	$.11	$.03
Common Shares

Second Quarter Aug 2003	$.07	$.03
Common Shares

Third Quarter Nov 2003	$.07	$.04
Common Shares

Fourth Quarter Feb 2004	$.28	$.06
Common Shares

   Source: Commodity Systems, Inc. through Yahoo Finance

(b) Approximate Number of Holders of Common Stock

As of November 30, 2005, there were approximately 340 shareholders of record of our common stock.

(c) Dividends

Holders of Common Stock are entitled to receive such dividends as may be declared by our Board of Directors. Seychelle paid no dividends on the Common Stock during the periods reported herein nor do we anticipate paying such dividends in the foreseeable future.

ITEM 2. Legal Proceedings.

During May 2001, Seychelle Water Technologies, Inc. was named and served with a lawsuit originally filed by SafeWater Anywhere, Inc. and John Ferguson as plaintiffs. This lawsuit was filed in State Superior Court in Orange County, California. Mr. Carl Palmer was also named as a defendant. The complaint alleged breach of fiduciary duty, constructive fraud, promissory fraud, rescission, constructive trust, unfair trade practices, and conversion, and sought unspecified damages and injunctive relief. The original suit was dismissed upon motion of the defendants, but was subsequently re-filed by John M. Ferguson individually on or about October 13, 2004. The re-filed suit was again brought against Seychelle Water Technologies, Inc. and Carl Palmer, and again alleges breach of fiduciary duty, constructive fraud, promissory fraud, rescission, constructive trust, unfair trade practices, and conversion, and seeks unspecified damages and injunctive relief. Plaintiff essentially alleges that defendants Seychelle Water Technologies, Inc. (hereafter “Seychelle Water”) and Carl Palmer fraudulently induced plaintiff to enter into an agreement to relinquish 4,000,000 shares of the stock of defendant Seychelle Water. Plaintiff alleges that he originally entered into a joint venture and stock subscription agreement with DuSean Berkich (“Berkich”), pursuant to which Berkich and plaintiff formed and controlled Seychelle Water. Plaintiff alleges that when he discovered certain improprieties by Berkich, he became concerned, and ultimately agreed to the (re)purchase by Berkich of his interest in the Seychelle Water stock. Plaintiff is now suing to recover damages he allegedly suffered as a result of the (re)purchase by Berkich of his interest in Seychelle Water. A demurrer to the re-filed complaint was filed and in response a first amended complaint was filed and served. A second demurrer to the First Amended Complaint has been filed and sustained by the Court, and plaintiff has been granted fourteen days leave to amend. We continue to believe that this matter is without merit and intend to vigorously defend against plaintiff’s claims.

As of November 30, 2005, we know of no legal proceedings pending or threatened or judgments entered against any of our directors or officers in his or her capacity as such.

ITEM 3. Changes in and Disagreements with Accountants.

Effective August 1, 2002, the firm of Rushall Reital & Randall (former accountants) resigned as independent auditors for the Company, and their resignation was accepted by the Board of Directors. At no time were there any disagreements between the Company and Rushall Reital & Randall on any matter of accounting principles or practices, financial statement disclosures or auditing scopes or procedures. Rushall Reital & Randall performed the audit of the Company’s financial statements for the fiscal years-ending February 28, 2001 and 2002. The audit report of Rushall Reital & Randall did not contain either an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope or accounting principles. The former accountants’ report on the financial statements of the Company as of and for the fiscal years ending February
28, 2001 and 2002, contained separate paragraphs, which indicated that the Company has experienced recurring losses, had an accumulated deficit, negative working capital and had not yet commenced profitable operations. These factors, among others, raised substantial doubt as to its ability to obtain long-term debt or equity financing in order to have the necessary resources to market the Company’s new and existing products.

On February 21, 2005, the Board of Directors approved the engagement of Armando C. Ibarra (A Professional Corporation) as independent auditors for the Company.

ITEM 4. Recent Sales of Unregistered Securities.

During the three years ending February 28, 2005, the Company issued securities using the exceptions available under the Securities Act of 1933 including unregistered sales made pursuant to Section 4(2) of the Securities Act of 1933 as follows:

During the fiscal year ending February 29, 2004, the Company issued two (2) employees an aggregate total of 120,000 shares for compensation for an approximate value of $15,600; and one consultant 250,000 shares for services provided for an approximate value of $32,500..

During the fiscal year ending February 29, 2004, the Company settled approximately $13,500 of its accrued legal expenses as of February 28, 2003 through the issuance of 15,000 shares of common stock.

During February 2004, the Company received $20,000 in proceeds for the issuance of 200,000 shares of common stock. The stock was delivered to an individual investor during March 2004. As of February 29, 2004, the Company recorded the proceeds as an un-issued stock liability in the accompanying consolidated financial statements.

During the fiscal year ending February 28, 2005, the Company issued three (3) employees an aggregate total of 70,000 shares for compensation for an approximate value of $21,350; and three (3) consultants an aggregate total of 125,000 shares for services provided for an approximate value of $9,600.

During the fiscal year ending February 28, 2005, the Company issued to fourteen (14) individual investors an aggregate of 541,166 shares for cash for an approximate total value of $91,100.

During the fiscal year ending February 28, 2005, the Company issued two (2) debt holders an aggregate of 55,000 shares with an approximate total value of $42,400.

During the fiscal year ending February 28, 2005, the Company issued 84,000 shares to settle a claim with an approximate total value of $29,400.

During March 2005, the Company settled approximately $6,000 of its accrued accounting expenses as of February 28, 2005 through the issuance of 17,500 shares of common stock.

During March 2005, a consultant surrendered to the Company 250,000 of common stock, valued at $32,500, due to failure to perform contractual obligations.

During December 2004, the Company granted the TAM Irrevocable Trust (“TAM Trust”)restricted common stock of 1,266,667 shares, valued at $76,000 per year, effective March 1, 2002, for additional interest.

During April 2005, the Company settled approximately $228,000 of its accrued interest due to related parties (TAM Trust) as of February 28, 2005, through the issuance of 1,266,667 shares of common stock.

During the three-month period ending May 31, 2005, the Company issued to twenty-one (21) individual investors an aggregate of 2,150,000 common shares for cash for an approximate total value of $535,000.

During the three-month period ending May 31, 2005, the Company issued 154,700 in restricted shares, estimated value $47,400, for accounting services provided in connection with the preparation of Form 10 filing.

During the first five months ending July 31 2005, the Company repurchased approximately 100,000 common shares, at prices ranging from $0.15 to $0.17, from an individual investor for an approximate total value of $22,800.

During the three-month period ending August 31, 2005, the Company issued two employees an aggregate of 30,000 shares for compensation for an approximate value of $9,000; and eight (8) consultants an aggregate total of 83,500 shares for services provided for an approximate value of $22,300.

During the three-month period ending August 31, 2005, the Company issued to twelve (12) individual investors an aggregate of 2,098,334 common shares for cash for an approximate total value of $478,000.

During the three-month period ending August 31, 2005, the Company issued 130,909 in restricted shares, estimated value $68,500, for accounting services provided in connection with Form 10 and other SEC filings.

During the three-month period ending November 30, 2005, the Company issued one (1) individual 10,800 shares for services provided for an approximate value of $3,000.

During the three-month period ending November 30, 2005, the Company issued 10,157 in restricted shares, estimated value $3,500, for accounting services provided in connection with SEC filings.

During the three-month period ending November 30, 2005, the Company received $6,000 in proceeds from an individual investor for the issuance of 20,000 shares of common stock. The stock has not yet been delivered to the investor.

In each if these issuances, the Company relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. The Company made these offerings based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree in each issuance; (3) the offerees did not resell the stock but continue to hold it until the present; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

ITEM 5. Indemnification of Directors and Officers.

Seychelle's Bylaws provide that it will indemnify its officers and directors to the full extent permitted by Nevada state law. Seychelle's bylaws likewise provide that Seychelle will indemnify and hold harmless its officers and directors for any liability including reasonable costs of defense arising out of any act or omission taken on behalf of Seychelle, to the full extent allowed by Nevada law, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation.

In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

PART F/S

ARMANDO C. IBARRA
Certified Public Accountants
A Professional Corporation

Armando C. Ibarra, C.P.A.	Members of the California Society of Certified Public Accountants
Armando Ibarra, Jr., C.P.A., JD	Members of the American Institute of Certified Public Accountants
Registered with the Public Company Oversight Accounting Board

To the Board of Directors
Seychelle Environmental Technologies, Inc.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Seychelle Environmental Technologies, Inc. and subsidiaries as of February 28, 2005, and February 29, 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seychelle Environmental Technologies, Inc., and subsidiaries as of February, 28, 2005, and February 29, 2004 and the results of their operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

_/s/ Armando C. Ibarra_________________________________
ARMANDO C. IBARRA, CPA

August 16, 2005
Chula Vista, Ca. 91910

371 “E” Street, Chula Vista, CA 91910
Tel: (619) 422-1348	Fax: (619) 422-1465

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEET

	February 28,	February 29,
	2005	2004
ASSETS

CURRENT ASSETS
Cash	$ 23,782	$ 68,768
Trade receivables, net of allowance for doubtful accounts of $2,047 and $10,674
as of February 28, 2005 and February 29, 2004, respectively	20,047	36,689
Inventories, net	313,754	195,421

Total current assets	357,583	300,878

PROPERTY AND EQUIPMENT, NET	99,826	104,350

INTANGIBLE ASSETS, NET	121,567	122,911

OTHER ASSETS	14,670	14,420

Total non-current assets	236,063	241,681

TOTAL ASSETS	$ 593,646	$ 542,559

See accompanying notes to consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEET (CONTINUED)

	February 28,	February 29,
LIABILITIES AND STOCKHOLDERS' DEFICIT	2005	2004

CURRENT LIABILITIES
Accounts payable	$ 25,179	$ 37,283
Accrued expenses	188,900	287,112
Accrued interest due to related parties	362,518	237,959
Current portion of notes payable to related parties	100,000	-
Customer deposits	25,911	-
Income taxes payable	8,397	6,797

Total current liabilities	610,905	569,151

NOTES PAYABLE TO RELATED PARTIES, less current portion	348,150	504,833

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
Preferred stock, $.01 par value
Series "AAA", preferred stock, 8,000 shares	-	80
authorized, issued and outstanding as of February 29, 2004
Common stock $.001 par value - 50,000,000 shares	16,665	10,513
authorized; 16,665,646 and 10,513,480 shares issued and
outstanding as of February 28, 2005 and February 29, 2004, respectively
Additional paid-in capital	4,340,086	3,213,469
Unissued stock liability	-	20,000
Accumulated deficit	(4,025,910)	(3,775,487)
Unearned interest	(462,443)	-
Unearned compensation	(333,807)	-

Total stockholders' deficit	(465,409)	(531,425)

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT	$ 593,646	$ 542,559

See accompanying notes to consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For Fiscal Years Ending February 28, 2005 and February 29, 2004

	2005	2004
SALES	$ 341,106	$ 468,420

COST OF SALES	155,113	307,175

Gross profit	185,993	161,245

OPERATING EXPENSES
Selling	27,425	6,904
General and administrative	219,548	239,897
Consulting fees due to related parties	88,506	-

Total expenses	335,479	246,801

LOSS FROM OPERATIONS	(149,486)	(85,556)

OTHER INCOME (EXPENSES)
Interest expense due to related parties	(124,629)	(117,584)
Claim settlement	(31,360)	-
Write-off of accrual for product return liability	61,630	-
Gain (loss) on sale of vehicle / equipment	5,100	(5,000)
Miscellaneous income (expense)	(10,078)	1,312
Total other income (expense)	(99,337)	(121,272)

LOSS BEFORE PROVISION
FOR INCOME TAXES	(248,823)	(206,828)

PROVISION FOR INCOME TAXES	1,600	1,600

Net loss	$ (250,423)	$ (208,428)

BASIC AND DILUTED (LOSS) PER SHARE	$ (0.02)	$ (0.02)

WEIGHTED AVERAGE NUMBER OF
SHARES: BASIC AND DILUTED	11,936,767	10,148,521

See accompanying notes to consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For Fiscal Years Ending February 28, 2005 and February 29, 2004

	Preferred	Preferred	Common	Common	Additional	Unissued				Total
	Stock	Stock	Stock	Stock	Paid-in	stock	Accumulated	Unearned	Unearned	Stockholders
	Shares	Amount	Shares	Amount	Capital	Liability	Deficit	Interest	Compensation	Deficit

Balance, February 28, 2003	8,000	$ 80	10,128,480	$ 10,128	$ 3,142,249	$ -	$ (3,567,059)	$ -	$ -	$ (414,602)

Contributed executive services	-	-	-	-	10,000	-	-	-	-	10,000

Issuance of common stock for
compensation and services	-	-	250,000	250	32,250	-	-	-	-	32,500

Issuance of common stock to
employees	-	-	120,000	120	15,480	-	-	-	-	15,600

Issuance of common stock in
exchange for debt	-	-	15,000	15	13,490	-	-	-	-	13,505

Issuance of common stock for
cash (delivered March 2004)	-	-	-	-	-	20,000	-	-	-	20,000

Net loss from fiscal year ending
February 29, 2004	-	-	-	-	-	-	(208,428)	-	-	(208,428)

See accompanying notes to consolidated financial statements

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For Fiscal Years Ending February 28, 2005 and February 29, 2004
	Preferred	Preferred	Common	Common	Additional	Unissued				Total
	Stock	Stock	Stock	Stock	Paid-in	stock	Accumulated	Unearned	Unearned	Stockholders
	Shares	Amount	Shares	Amount	Capital	Liability	Deficit	Interest	Compensation	Deficit
Balance, February 29, 2004	8,000	80	10,513,480	10,513	3,213,469	20,000	(3,775,487)	-	-	(531,425)

Issuance of common stock	-	-	200,000	200	19,800	(20,000)	-	-	-	-

Contributed executive services	-	-	-	-	10,000	-	-	-	-	10,000

Issuance of common stock for
compensation and services	-	-	125,000	125	9,500	-	-	-	-	9,625

Issuance of common stock
to employees	-	-	70,000	70	21,280	-	-	-	-	21,350

Issuance of common stock for
cash	-	-	541,166	541	90,561	-	-	-	-	91,102

Issuance of common stock in
exchange for debt	-	-	55,000	55	42,307	-	-	-	-	42,362

Issuance of common stock
for technology	-	-	32,000	32	5,868	-	-	-	-	5,900

Issuance of common stock
for claim settlement	-	-	84,000	84	29,316	-	-	-	-	29,400

Conversion of preferred to
common stock	(8,000)	(80)	4,500,000	4,500	(4,420)	-	-	-	-	-
See accompanying notes to consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For Fiscal Years Ending February 28, 2005 and February 29, 2004
	Preferred	Preferred	Common	Common	Additional	Unissued				Total
	Stock	Stock	Stock	Stock	Paid-in	stock	Accumulated	Unearned	Unearned	Stockholders
	Shares	Amount	Shares	Amount	Capital	Liability	Deficit	Interest	Compensation	Deficit
Discount factor on common
stock issued to consultants
at below fair value	-	-	65,000	65	22,685	-	-	-	-	15,167

Discount factor on common
stock issued to officers
at below fair value	-	-	480,000	480	225,120	-	-	-	(206,800)	18,800

Beneficial conversion feature
on warrants issued to
officers at below fair value	-	-	-	-	55,275	-	-	-	(49,133)	6,142

Beneficial conversion feature
on warrants issued to note
holder at below fair value	-	-	-	-	27,225	-	-	(24,200)	-	3,025

Discount factor on common
stock issued to officers
at below fair value	-	-	-	-	79,100	-	-	-	(70,291)	8,809

Discount factor on common
stock issued to note
holder at below fair value	-	-	-	-	493,000	-	-	(438,243)	-	54,757

Net loss from fiscal year ending February 28, 2005	-	-	-	-	-	-	(250,423)		-	(250,423)
Balance, February 28, 2005	0	$ 0	16,665,646	$ 16,665	$ 4,340,086	-	$ (4,025,910)	$ (462,443)	$ (333,807)	$ (465,409)
See accompanying notes to consolidated financial statements. 37

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years Ending February 28, 2005 and February 29, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (250,423)	$ (208,428)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	33,868	38,215
Amortization of beneficial conversion feature	9,167	-
Compensation and interest expense on stock and warrants	97,533	-
Contributed executive services	10,000	10,000
Stock issued for services	30,975	48,100
Stock issued for claim settlement	29,400	-
Allowance for doubtful accounts	9,018	2,335
(Reversal) Provision for slow moving inventory	(162,700)	2,480
Write off of product return liability	(61,630)	-
(Gain) loss on disposal of vehicle	(5,100)	5,000
Changes in operating assets and liabilities:
Trade receivables	7,624	6,123
Inventories	44,367	32,832
Prepaid expenses	-	6,912
Accounts payable	(8,171)	(27,473)
Accrued expenses	(349)	(71,924)
Accrued interest due to related parties	124,559	117,585
Income tax payable	1,600	1,600
Customer deposits	26,000	-

Net cash used by operating activities	(64,262)	(36,643)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vehicle	5,800	-
Purchase of equipment	(18,234)	(15,956)

Net cash used by investing activities	(12,434)	(15,956)

See accompanying notes to consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Fiscal Years Ending February 28, 2005 and February 29, 2004

	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	$ 91,102	$ 20,000
Proceeds from related party advances	1,000	115,226
Repayments on related party advances	(60,392)	(19,556)

Net cash provided by financing activities	31,710	115,670

NET (DECREASE) INCREASE IN CASH	(44,987)	63,072

Cash, beginning of year	68,768	5,696

Cash, end of year	$ 23,782	$ 68,768

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -	$ -

Income taxes	$ -	$ -

NON-CASH INVESTING AND FINANCING ACTIVITIES

Stock issued for services	$ 30,975	$ 48,100

Stock issued for settlement of debt	$ -	$ 13,505

Stock issued for settlement of claim	$ 29,400	$ -

Stock issued for purchase of technology	$ 5,900	$ -

See accompanying notes to consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Seychelle Environmental Technologies, Inc. (“SET”), was incorporated under the laws of the State of Nevada on January 23, 1998 as a change in domicile to Royal Net, Inc., a Utah corporation that was originally incorporated on January 24, 1986. Royal Net, Inc. changed its state of domicile to Nevada and its name to Seychelle Environmental Technologies, Inc. effective in January 1998.

Seychelle Water Technologies (“SWT”) was formed as a corporation in February 1997 under the laws of the state of Nevada for the purpose of marketing the products of Aqua Vision International (“Aqua Vision”), a private California entity operating since 1996. Prior to January 1998, SWT operations were limited primarily to fundraising and marketing activities.

On January 30, 1998, SET entered into a stock exchange agreement with SWT, whereby SWT shareholders emerged as the majority stockholder of SET. This reverse acquisition resulted in SWT becoming a wholly owned subsidiary of SET. SWT had no material operations for each of the seven fiscal years ending February 28, 2005.

On January 31, 1998, SET attempted a purchase of the assets of Aqua Vision for $9.5 million. Only $1.2 million was paid to the Aqua Vision owners and the transaction was not consummated. Effective February 28, 1999, the Company revised its Purchase Agreement and issued 8,000 shares of its Series “AAA” Preferred Stock Cumulative Preferred Voting Stock (described in Note 7) to Aqua Vision’s owners. As a result, Aqua Vision’s owners became the ultimate controlling stockholder of SET. Because the assets were acquired from existing shareholders, the $1.2 million payment was treated as a distribution and the Series “AAA” stock issuance was treated as a recapitalization.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS, continued

Description of Business

The Company designs, manufactures and supplies water filtration systems to the general public. These systems range from portable water bottles that can be filled from nearly any available source to units, which provide entire water facilities at the point of entry for a facility. There are a number of established companies in the water filtration business, with no one company dominating the business.

During the later part of the fiscal year ending February 28, 2002, the Company began discussions with companies researching new technologies in the field of water filtration including:

1 Ozonation; and,
2 Waste water recovery

During May 2002, the Company completed an agreement to acquire rights to Enviro Care Inc., as well as, all applicable intellectual properties, whereby the Company can sell various ozonation products. The Company believes this agreement will open product markets including home, spas, agriculture, medical and other commercial and industrial applications. As of November 30, 2005, the Company has worked with Enviro Care personnel to develop or purchase tooling to be used in connection with the new reverse osmosis based products to be manufactured in China (Note3).

During June 2002, the Company entered into an exclusive agreement with Heibei R.O. Environmental Technologies, whereby the Company can sell reverse osmosis-based products, which is currently being developed in China. Additionally, the agreement allows the Company to produce all portable filtration products in China. As of November 30, 2005, the Company has prepaid inventory in China of approximately $10,000. The Company believes this agreement will allow the Seychelle brand to be sold at a very competitive price to US China, Asia and other international markets.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS, continued

Also, during June 2002, the Company entered into a License Agreement for a product known as the “Hand Pump Technology.” The Company licensed all proprietary rights associated with this technology and the trademark Aqua Gear TM. The Company will pay a two percent royalty and a one- percent license of trademark fee on any sales using this technology during the term of the license. The License Agreement is for an initial term of five years, with five successive five years renewals. The Company intends to market this technology in the United States and internationally.

During 2004, the Company commenced contractual agreements with the  representatives of a Japanese company on an exclusive basis to market and  sell the Company’s entire product line throughout Japan.

The Company sells its products throughout the United States and abroad including Asia. Geographic information for the fiscal years ending February 28, 2005 and February 29, 2004 is as follows:

	2005	2004
Water filtration products sold to
external customers (1) (2) in:

The United States	$173,213	$462,298
Asia and Abroad	167,893	6,122

Total	$341,106	$468,420

(1)  Sales to external customers are attributed based on the country of residence of the customer.

(2) Long lived assets outside the United States included $50,000 in tooling costs located in Asia at February 28, 2005 and February 29, 2004, respectively.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts SET and its wholly owned subsidiary, SWT, (the “Company”). All significant inter-company transactions and balances have been eliminated.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable. These criteria are typically met when product is shipped. Revenue is not recognized at the time of shipment if these criteria are not met.

Cost of sales is comprised primarily of the cost of purchased product, as well as, labor and other material costs required to complete. All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and is reported as revenue. Costs incurred by the Company for shipping and handling, including transportation costs paid to third party shippers, are reported as a cost of sale expense.

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Trade receivables generally are due in 30 days. Credit losses have consistently been within management’s expectations. An allowance for doubtful accounts is recorded when it is probable that all or a portion of trade receivables balance will not be collected.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition, continued

The Company provides a liability for returned products generally on a specific identification basis when it is at least probable that a product will be returned. Management periodically reviews its estimate for potential returnable products. During the fiscal year ending February 28, 2002, the Company established a specific reserve for products sold to Albertson’s when the Company received notification that a water filtration bottle would be returned to the Company. During the fiscal year ending February 28, 2005, as no products were ultimately returned from the customer, the Company reversed its liability for returned products. Management reviews and estimates its liability for returned products on a regular basis and establishes reserves as necessary. Although management believes as of February 28, 2005, no current returned product liability is required, it is at least reasonably possible that such estimate may change in the near term.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method and consist of the following as of February 29, 2005:

Raw materials	$ 169,427
Work in progress	34,513
Finished goods	109,814
313,754
Reserve for obsolete or slow moving inventory	-

Net inventories	$ 313,654

Finished goods inventory includes material, labor and manufacturing overhead costs.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Inventories, continued

Management reviews and estimates realization of inventory on a regular basis with respect to obsolete and slow moving inventory. Although management believes its evaluations are sound, it is at least reasonably possible that such estimates may change in the near term. As previously noted, during the fiscal year ending February 28, 2001, the Company in anticipation of the alliance with Nikken recorded a $126,000 inventory reserve, primarily raw materials, due to the discontinuance of previous product lines. During the fiscal year ending February 28, 2005, the Company scrapped its previously identified slow moving and obsolete inventory of approximately $162,000.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives used in determining depreciation are three to five years for tooling and five years for computers, furniture and equipment and vehicles. Management evaluates useful lives regularly in order to determine recoverability taking into consideration current technological conditions. Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized. Upon retirement or sale, the cost and related accumulated depreciation of the disposed assets are removed, and any resulting gain or loss is credited or charged to operations. Fully depreciated assets are not removed from the accounts until physical disposition.

Intangible Assets

Intangible assets include patents, product rights and technology costs. All patent, product rights and technology costs are capitalized and amortized over ten years using the straight-line method. The Company assesses whether there has been a permanent impairment of the value of intangible assets by considering factors such as expected future product revenues, anticipated product demand and prospects and other economic factors.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accounting For Long-Lived Assets

Long-lived and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In that case, if the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the carrying amount of the asset and the fair value of the asset.

Customer Deposits

Customer deposits represent advance payments received for products and is recognized as revenue in accordance with the Company’s revenue recognition policy.

Research and Development Expenses

Research and development costs are expensed as incurred and amounted to approximately $12,500 and $25,100 for the fiscal years ending February 28, 2005 and February 29, 2004, respectively, and are included in cost of sales in the accompanying consolidated statements of operations.

Advertising Expenses

Advertising expenses are expensed as incurred. Total advertising expenses amounted to approximately $1,000 and $600 for the fiscal years ending February 28, 2005 and February 29, 2004, respectively, and are included in selling expenses in the accompanying consolidated statements of operations.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentration of Credit Risk

For the fiscal years ending February 28, 2005 and February 29, 2004, SET had several customers, which individually accounted for at least 10% of total sales. The following table summarizes total sales and accounts receivable for the fiscal years then ended for these customers:

	2005	2005	2004	2004
	Sales	Accounts	Sales	Accounts
	Percentage	Receivable	Percentage	Receivable

Customer 1	16%	$2,041	0%	$ 4,123
Customer 2	14%	0	4%	1,998
Customer 3	10%	100	48%	930

Management believes that these revenues can be replaced through the sale of filters and related products to other direct marketing companies. However, there can no assurance that such this will occur which could result in an adverse effect on the Company’s financial condition or results of operations in the future.

For the fiscal years ending February 28, 2005 and February 29, 2004, SET had several vendors, which individually supplied at least 10% of total purchases. The following table summarizes total raw material purchases and accounts payable for the fiscal years then ended.

	2005	2005	2004	2004
	Purchase	Accounts	Purchase	Accounts
	Percentage	Payable	Percentage	Payable

Vendor 1	18%	$ 0	13%	$ 0
Vendor 2	11%	0	3%	0
Vendor 3	10%	1,102	0%	1,005

Management believes that these raw materials can be purchased through other comparable suppliers.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Issuance of Stock for Services

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for employee stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123; accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Issuance of Stock for Services, continued

For stock options or other securities issued to non-employees, the issuance of such securities is accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense is recognized in the financial statements for securities granted to non-employees in the period in which the consideration is obtained from the non-employee.

Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of outstanding common shares (restricted and free trading) during the periods presented. Basic loss per share and diluted loss per share are the same amount because the impact of additional common shares that might have been issued under the Company’s stock option plan, warrants and convertible debt would be anti-dilutive.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amounts of the Company’s financial instruments as of February 28, 2005 and February 29, 2004 approximate their respective fair values because of the nature of these instruments. Such instruments consist of cash, accounts receivable and payable, inventory and certain accrued expenses. The fair value of the related party accrued liabilities and notes payable are not determinable.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Product Return Reserve

The Company provides a reserve for returned products. Such costs are included in cost of sales. Total costs for returned products for the fiscal years ending February 28, 2005 and February 29, 2004 was $nil.

Management reviews and estimates reserve for returned products on a regular basis. Although management believes its evaluations are sound, it is at least reasonably possible that such estimates may change in the near term. During the fiscal year ending February 28, 2005, the Company adjusted its reserve for returned products, which was recorded during fiscal year ending February 28, 2001, as no products had been returned to the Company during the three fiscal years ending February 28, 2005.

Management’s Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, sales returns, inventory reserves, deferred income tax valuation allowances and litigation. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

As previously noted, during 2005, Company management reviewed its provisions for obsolete or slow moving inventory and product return reserves.

In accordance with Accounting Principles Board Opinion No. 9, Reporting the Results of Operations, such reserves do not qualify for prior period adjustment, as they are considered normal, recurring corrections, which are the result of the use of estimates inherent in the accounting process.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Segment Disclosures

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” requires public enterprises to report financial and descriptive information about reportable operating segments and establishes standards for related disclosures about product and services, geographic areas, and major customers. At this time, the Company has only one operating segment.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. Upon adoption of SFAS No. 142, it also requires that the Company reclassify, if necessary, the carrying amounts of intangible assets and goodwill, based on the criteria in SFAS No. 141.

SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment, at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. Adoption of this statement is not expected to be material.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in that it removes goodwill from its impairment scope and allows for different approaches in cash flow estimation. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of. SFAS No. 144 also supersedes the business segment concept in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, in that it permits presentation of a component of an entity, whether classified as held for sale or disposed of, as a discontinued operation. However, SFAS No. 144 retains the requirement of Accounting Principals Board Opinion No. 30 to report discontinued operations separately from continuing operations. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 with earlier application encouraged. Implementation of SFAS No. 144 did not have a material effect on the Company’s results of operations or financial position.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. The disclosure provisions of SFAS 148 are applicable for fiscal periods ending after December 15, 2002. The Company has adopted SFAS 148, which has no material effect on the consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends SFAS No. 133 for certain decisions made by the FASB Derivatives Implementation Group.  In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying instrument to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements.  This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS No. 149 are to be applied prospectively.  The adoption of SFAS No. 149 did not have a material impact on the Company’s financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 changes the accounting for certain financial instruments that under previous guidance issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. The guidance in SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective on July 1, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In December 2004, the FASB published SFAS 123R, “Share Based Payments” (“SFAS 123R). SFAS 123R required that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights and employee share purchase plans. The provisions of SFAS 123R are effective as of the first interim period that begins after June 15, 2005. Accordingly, the Company will implement the revised standard in the third quarter ending November 30, 2005. Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of this revised standard, which may materially impact the Company’s results of operations in the third quarter ending November 30, 2005 and thereafter.

NOTE 3: PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at February 28, 2005 and February 29, 2004:

	2005	2004

Tooling	$231,266	$216,216
Equipment	21,392	21,392
Vehicles	31,433	33,433
Furniture and fixtures	15,465	15,465
Computer equipment	15,726	15,726
Leasehold equipment	1,000	1,000
	316,262	369,817

Less: Accumulated depreciation	288,941	265,467
Book Value	27,341	37,765
Tooling not in service	72,485	66,575
	$ 99,826	$104,350

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 3: PROPERTY AND EQUIPMENT, continued

During the fiscal years ending February 28, 2005 and February 29, 2004, the Company sold a vehicle and tooling with an approximate cost and net book value of $700 and $nil, respectively. The gain or loss on disposition of the vehicle and equipment is included in other expenses in the accompanying consolidated statement of operations.

As of February 28, 2005 and February 29, 2004, the Company had recorded $72,485 and $66,575, respectively, in reverse osmosis-based tooling to be used in China. The Company has been purchasing such tooling since the acquisition of Enviro Care Inc. (Notes 1 and 4). The Company intends on depreciating such tooling with the commencement of production and sale to customers. Depreciation will be computed using the straight-line method over a period of 5 years.

The carrying amount of all property and equipment is evaluated periodically to determine if adjustment to the useful life or to the un-depreciated balance is warranted. As of February 28, 2005, no event has been identified that would indicate an impairment of the value of property and equipment recorded in the accompanying consolidated financial statements.

Total depreciation expense for the fiscal years ending February 28, 2005 and February 29, 2004 was approximately $24,800 and $36,900, respectively.

NOTE 4: INTANGIBLE ASSETS

The following is a summary of intangible assets at February 28, 2005 and February 29, 2004:
	2005	2004
Enviro Care technologies	$ 104,000	$ 104,000
Hand pump	8,000	8,000
Patents	16,182	16,182
	128,182	128,182

Less: Accumulated amortization	6,615	5,271
	$ 121,567	$ 122,911

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 4: INTANGIBLE ASSETS, continued

During May 2002, the Company completed an agreement to acquire rights to Enviro Care Inc., as well as, all applicable intellectual properties, whereby the Company can sell various ozonation products. The Company believes this agreement will open product markets including home, spas, agriculture, medical and other commercial and industrial applications. In connection with the agreement, the Company granted 500,000 shares of common stock valued at $0.208 per share, or $104,000. The Company anticipates that it will be utilizing the technology during the fall of 2005. Once fully operational the Company anticipates amortizing the technology using the straight-line method over a period of 5 years.

Also, during June 2002, the Company entered into a License Agreement for a product known as the “Hand Pump Technology.” The Company licensed all proprietary rights associated with this technology and the trademark Aqua Gear TM. The Company will pay a two percent royalty and a one- percent license of trademark fee on any sales using this technology during the term of the license. The Company intends to market this technology in the United States and internationally. In connection with the license agreement, the Company granted the licensor 50,000 shares of common stock valued at $0.16 per share, or $8,000. The shares were issued during March 2002. The License Agreement is for an initial term of five years, with five successive five years renewals.

The carrying amount of all intangibles is evaluated periodically to determine if adjustment to the useful life or to the un-amortized balance is warranted. As of February 28, 2005, no event has been identified that would indicate an impairment of the value of intangibles recorded in the accompanying consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 5: ACCRUED EXPENSES

Accrued expenses consist of the following at February 28, 2005 and February 29, 2004:

	2005	2004

Accrued legal expenses	$114,985	$115,372
Reserve for returned products	-	61,630
Accrued accounting expenses	6,076	41,046
Accrued rent	14,889	28,477
Accrued claim settlement	12,750	12,750
Accrued credit card purchases	19,134	10,779
Accrued wages and benefits	1,932	1,800
Other accrued expenses	19,134	15,258

	$188,900	$287,112

The accrued legal expenses represent the attorney fees the Company incurred in connection with the SWT stock exchange agreement and purchase of Aqua Vision (Note 1), of which approximately $113,500 will be paid in stock.

The accrued settlement represents an estimate of the settlement of an employment-related claim, of which $12,750 will be paid in stock.

NOTE 6: NOTES PAYABLE TO RELATED PARTIES

As the February 28, 2005 and February 29, 2004, the Company received advances of $448,200 and $504,800 from the Company’s primary investor, TAM Irrevocable Trust (“TAM Trust”). These advances bear interest at 10 percent. As of February 28, 2005, $100,000 of these advances is due before February 28, 2006 with the balance of the advances not repayable until after March 1, 2006.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 6: NOTES PAYABLE TO RELATED PARTIES, continued

As of February 28, 2005 and February 29, 2004, accrued interest on these advances was approximately $134,500 and $86,000, respectively, which is included in accrued interest due to related parties.

During December 2004, the Company granted the TAM Irrevocable Trust restricted common stock of 1,266,667 shares, effective March 1, 2002, for interest on prior year advances and continued financial support. The fair market value of the restricted shares was estimated at $228,000. The Company is amortizing the estimated fair market value of the interest over the three-year term commencing March 1, 2002.

As of February 28, 2005 and February 29, 2004, the estimated value of accrued interest on these additional common shares was approximately $228,000 and $152,000, respectively, which is included in accrued interest due to related parties.

On March 29, 2005, the Company granted the TAM Trust 500,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006 and are exercisable through December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these warrants of $27,200. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded amortization of approximately $3,000 for the fiscal year ending February 28, 2005.

Additionally, on March 29, 2005, the Company granted the TAM Trust 1,972,133 restricted shares of the Company’s common stock. These shares were granted at a price of $0.03 per share and vest over a three-year period, beginning November 1, 2004. As the TAM Trust was granted the common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these shares of $493,000. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded interest expense of approximately $54,800 for the fiscal year ending February 28, 2005.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 7: CAPITAL STRUCTURE

Common Stock

The holders of Common Stock have one vote per share on all matters (including election of Directors) without provisions for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights.

In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company’s assets available for distribution to them after satisfaction of creditors and the holders of the Company’s senior securities. The Company may pay dividends, in cash or in securities or other property, when and as declared by the Board of Directors from assets legally available. To date, the Company has not declared or paid dividends on its Common Stock.

During May 2002, the Company completed an agreement to acquire rights to Enviro Care Inc., as well as, all applicable intellectual properties, whereby the Company can sell various ozonation products. In connection with the agreement, the Company granted 500,000 shares of common stock valued at $0.208 per share, or $104,000.

On June 6, 2002, the Company entered into a License Agreement for a product known as the “Hand Pump Technology.” In connection with the license agreement, the Company granted the licensor 50,000 shares of common stock valued at $0.16 per share, or $8,000. The shares were issued during March 2002.

During the fiscal year ending February 29, 2004, the Company issued 120,000 shares for compensation; and 250,000 shares for services provided.

During the fiscal year ending February 29, 2004, the Company settled approximately $13,500 of its accrued expenses as of February 28, 2003 through the issuance of 15,000 shares of common stock.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 7: CAPITAL STRUCTURE, continued

During February 2004, the Company received $20,000 in proceeds for the issuance of 200,000 shares of common stock. The stock was delivered to the investor during March 2004. As of February 29, 2004, the Company recorded the proceeds as an un-issued stock liability in the accompanying consolidated financial statements.

During December 2004, the Company granted the TAM Irrevocable Trust restricted common stock of 1,266,667 shares, effective March 1, 2002, for interest. The restricted common shares are to be distributed during the first quarter of the fiscal year ending February 28, 2006. The fair market value of the restricted shares was estimated at $228,000. The Company is amortizing the estimated fair market value of the interest over the three-year term commencing March 1, 2002.

During the fiscal year ending February 28, 2005, the Company issued 125,000 shares for compensation; and 70,000 shares for services provided.

During the fiscal year ending February 28, 2005, the Company issued an aggregate of 541,166 common shares to various investors for cash for an approximate total value of $91,100.

During the fiscal year ending February 28, 2005, the Company issued an aggregate of 55,000 shares to various debt holders with an approximate total value of $42,400.

During the fiscal year ending February 28, 2005, the Company issued 32,000 shares to purchase tooling with an approximate value of $5,900.

During the fiscal year ending February 28, 2005, the Company issued 84,000 shares to settle a claim with an approximate total value of $29,400.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 7:  CAPITAL STRUCTURE, continued

During November 2004, the Company entered into a six-month consulting agreement with an individual to provide accounting services for the Company. As consideration for services to be rendered, the consultant received 65,000 restricted shares of the Company’s common stock. The common shares were distributed on November 1, 2004. The Company recorded unearned compensation relating to the estimated value of the shares of $22,750. The Company is amortizing the estimated fair marketvalue of the unearned compensation over a six-month term. The Company has recorded amortization of approximately $15,100 for the fiscal year ending February 28, 2005.

During December 2004, all Series AAA at 12% Cumulative Convertible Preferred Shares were converted into 4,500,000 shares of restricted common stock issued to the TAM Irrevocable Trust.

Additionally, on March 29, 2005, the Company granted the TAM Trust 1,972,133 restricted shares of the Company’s common stock. These shares were granted at a price of $0.03 per share and vest over a three-year period, beginning November 1, 2004. As the TAM Trust was granted the common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these shares of $493,000. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded interest expense of approximately $54,800 for the fiscal year ending February 28, 2005.

Preferred Stock

The Board of Directors has the authority to issue Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Nevada and its articles of incorporation. As of February 28, 2005, three classes of Preferred Stock were authorized and none was outstanding.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 7:  CAPITAL STRUCTURE, continued

Series “A” 13.5% Non Voting, Cumulative, Convertible Preferred Stock

Series “A” Preferred Stock has rights which are superior to all other securities of the Company, including upon liquidation and as to payment of dividends, if any, carries a cumulative dividend of 13.5% per annum, is non-voting, and is redeemable by the Company at any time at face value and is convertible into common shares of the Company at the lesser of $10 per share or 85% of the last five closing bid prices.

During April 2001, the Company repurchased for $350,000 all issued and outstanding Series A 13.5 percent non-voting, cumulative preferred stock, $0.01 par value per share and settled all liability for dividends. This repurchase was done in conjunction with a comprehensive settlement agreement with the beneficial owner of the preferred stock. The stock repurchase was funded by a loan made by one of the Company’s principal stockholders.

Series “AA” Non Voting, Cumulative, Convertible Preferred Stock

Series “AA” Preferred Stock had rights superior to all other securities of the Company except to Series “A” Preferred Stock, including upon liquidation and as to payment of dividends, if any, carried a 10% cumulative dividend, was non-voting, redeemable by the Company at any time at face value and was convertible into common shares of the Company at 85% of the last five closing bid prices. On June 14, 1999, all of the Series “AA” Non Voting, Cumulative Convertible Preferred Stock was converted into 1,337,509 shares of Common Stock at the original conversion terms.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 7: CAPITAL STRUCTURE, continued

Series “AAA” 12 % Cumulative, Convertible Preferred Shares

Series “AAA” Preferred Stock has rights, which are superior to all other securities of the Company except Series “A”, and the Series “AA” Preferred Stock, including upon liquidation and as to payment of dividends, if any. Series “AAA” Cumulative, Convertible Preferred Voting Stock carries a 12% per annum dividend payable in stock or cash, is voting, with each share equal to 100 shares of Common Stock, and is redeemable, at the Company’s option, according to the following procedure: upon written notice of conversion from the holders, the Company shall have 45 days from receipt of such notice to repurchase for cash up to 2,000 shares of the Series “AAA” 12 % Cumulative, Convertible Preferred Shares at $1,000 per share.

As a result of the settlement of the litigation involving the Company and its former Chairman, in which the Company was seeking to rescind the issuance of all common shares in the Company previously issued to the former Chairman, the number of common shares issuable to the holders pursuant to the conversion provisions of the Series “AAA” Cumulative, Convertible Preferred Shares were reduced from 8,000,000 shares to 4,500,000 shares (but after pro rata adjustments, if any, for stock dividends, stock splits, reverse stock splits, and any other similar capital stock adjustments of a general nature). There are 8,000 shares issued and outstanding at February 29, 2004. The cumulative dividend shall be computed based on the Preferred Stock $80 par value.

In December 2004, all Series AAA at 12% Cumulative Convertible Preferred Shares were converted into 4,500,000 shares of restricted common stock issued to the TAM Irrevocable Trust. In addition, all dividends accrued and unpaid on the AAA Preferred were waived.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 7: CAPITAL STRUCTURE, continued

Cumulative Dividends

Aggregate preferred redemption value and cumulative dividends in arrears at February 29, 2004 is as follows:

Series “AAA”
Aggregate redemption value	$ 4,500,000
Per share cum. preferred dividend in arrears	.33
Per share cumulative preferred dividend	.00

As previously noted, during December 2004, the Series AAA at 12% Cumulative Convertible Preferred Shares were converted into 4,500,000 shares of restricted common stock.

Consulting Agreements

During November 2004, the Company entered into consulting agreements with two officers to provide management consulting services for the Company. As consideration for services to be rendered, the consultants received 480,000 restricted shares of the Company’s common stock at $0.03 per share (below market). The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006. The first third vested on the effective date of the agreement as an enticement to enter into the agreement.

The fair market value for these options was estimated at the date of grant using a Black-Scholes security pricing model with the following assumptions for the fiscal year 2004: risk-free interest rate of 6.5%; expected life of the option of 3 years; zero dividend yield; and a volatility factor of the expected market price of SET common stock of 250%. The estimated fair market value of the stock as of November 30, 2004 was $225,600 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreements. The Company has recorded compensation expense of approximately $18,800 for the fiscal year ending February 28, 2005.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 7: CAPITAL STRUCTURE, continued

On March 29, 2005, the Company expanded the consulting agreement with one officer to provide management-consulting services for the Company. As consideration for services to be rendered, the consultant received 316,312 restricted shares of the Company’s common stock at $0.03 per share (below market). The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006.

The fair market value of the restricted share earned during the period ending November 30, 2004 was estimated at $79,100 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreement. The Company has recorded compensation expense of approximately $8,800 for the fiscal year ending February 28, 2005.

Warrants

On March 29, 2005, the Company expanded the consulting agreements with two officers to provide management-consulting services for the Company. As further consideration for services to be rendered, the consultants were granted 1,000,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are distributed in equal installments commencing on December 1, 2004, 2005 and 2006 but are exercisable through December 1, 2008. The fair market value of the warrants earned during the period ending November 30, 2004 was estimated at $55,300 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreements. The Company has recorded compensation expense of approximately $6,100 for the fiscal year ending February 28, 2005.

On March 29, 2005, the Company granted the TAM Trust 500,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are distributed in equal installments commencing

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 7: CAPITAL STRUCTURE, continued

Warrants, continued

on December 1, 2004, 2005 and 2006 but are exercisable through December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these warrants of $27,200. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded compensation expense of approximately $3,000 for the fiscal year ending February 28, 2005.

The fair market value for these warrants was estimated at the date of grant using a Black-Scholes security pricing model with the following assumptions for the fiscal year 2004: risk-free interest rate of 6.5%; expected life of the option of 3 years; zero dividend yield; and a volatility factor of the expected market price of SET common stock of 250%.

A summary of warrant activity is as follows:

Outstanding warrants	Warrants Outstanding	Exercise Price

Balance, February 29 ,2004	0	0
Granted	1,500,000	$ 0.225
Exercised	0	0
Canceled	0	0
Balance, February 28, 2005	1,500,000	$ 0.225

 SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 7: CAPITAL STRUCTURE, continued

Stock Compensation Plan

During July 2000, the Company adopted a stock compensation plan to be administered by the Board of Directors, or a Compensation Committee to be appointed by the Board. Consultants, advisors, and employees of the Company are eligible to participate in the Plan. The Plan provides for the issuance of 300,000 shares of common stock to be issued as stock grants, or under stock option agreements. During October 2000, the Company settled approximately $109,200 of its accrued expenses through the issuance of 109,139 shares of common stock.

During the fiscal year ending February 28, 2005, the Company terminated this stock compensation plan.

During February 2002, the Company adopted an additional stock compensation plan to be administered by the Board of Directors or a Compensation Committee to be appointed by the Board. The Plan provides for the issuance of 300,000 shares of common stock to be issued as stock grants, or under stock option agreements. During February 2002, the Company issued 10,000 shares for compensation and 232,000 shares for services provided. During the fiscal year ending February 28, 2005, the Company terminated this stock compensation plan.

A summary of stock option activity is as follows:

Outstanding options	Stock Options Outstanding	Exercise Price

Balance, February 29, 2004	248,861	Market
Granted	0
Exercised	0
Canceled	248,861
Balance, February 28, 2005	0

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 7: CAPITAL STRUCTURE, continued

Contributed Executive Services

Effective December 1, 2001, the Company entered into an employment agreement with the President of the Company. The agreement is for five years and provides for a salary of $10,000 per year plus one percent of the net after tax profits of the Company as reported in the Company's Form 10-KSB. The agreement shall be automatically renewed for successive one-year terms unless the Company or employee provides written notice of non-renewal.

As the President of the Company has decided not to accept his salary until the Company has become profitable, the Company recorded additional paid in capital in the accompanying consolidated statements of changes in stockholders’ deficit.

NOTE 8: INCOME TAXES

The components of the provision for income taxes for the fiscal years ending February 28, 2005 and February 29, 2004 are as follows:

	2005	2004
Current:
State	$1,600	$1,600
Federal	-	-

Deferred:
State	(16,797)	(6,390)
Federal	(70,591)	(37,096)

Valuation allowance	87,388	43,486

Provision for income taxes	$1,600	$1,600

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 8: INCOME TAXES, continued

The reconciliation of the effective tax rates and U.S. statutory tax rates for the fiscal years ending February 28, 2005 and February 29, 2004 are as follows:

	2005	2004

Tax (benefit) of statutory rate	(34%)	(34%)

Deferred tax effect of goodwill
relating to Aqua Vision Acquisition	(12%)	(12%)
Contributed executive services	3%	3%
Effect of state tax benefit	(3%)	(3%)
Other	4%	4%
Change in valuation allowance	42%	42%

Effective tax Rate	0%	0%

At February 28, 2005, the Company has net operating loss carry forwards, for income tax reporting purposes, of approximately $ 2,872,000 and $1,752,000 available to offset future federal and California taxable income, respectively. Based on current tax law, the Company’s federal net operating loss carry forwards will expire as follows: $801,500 during the fiscal year ending 2018; $1,084,900 during the fiscal year ending 2019; $110,600 during the fiscal year ending 2020; $625,100 during the fiscal year ending 2021; and $249,900 during the fiscal year ending 2023 . The Company’s state net operating loss carry forwards have been suspended in the State of California.

At February 28, 2005, the Company had available tax credit carry forwards comprised of federal and state research and experimentation credits of approximately $8,700 and $5,100, respectively. The research and experimentation credit carry forwards expire through 2023 for federal purposes and do not expire for California purposes.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 8: INCOME TAXES, continued

The components of the net deferred tax asset and (liability) for the fiscal years ending February 28, 2005 and February 29, 2004 are as follows:

	2005	2004

Net operating loss carry forward	$ 922,372	$ 852,372
Accrued interest	87,997	42,560
Inventory & bad debt reserves	14,275	43,372
Other	3,741	2,693

Less: Valuation allowance	(1,028,385)	(940,997)

Net deferred tax asset (liability)	$ 0	$ 0

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company leases an office and production facility under an operating lease that expires in February 2008. As of February 28, 2005, the Company paid $5,544 per month in base rent. The Company must also pay approximately $1,300 per month to cover taxes, maintenance, insurance and certain other operating expenses applicable to the premises.

Total rent expense amounted to approximately $82,900 and $96,400 for the fiscal years ending February 28, 2005 and February 29, 2004, respectively.

Future minimum base lease payments are as follows:

Fiscal Year Ending February 28
2006	$ 69,120
2007	71,712
2008	74,304

$215,136

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 9: COMMITMENTS AND CONTINGENCIES, continued

Legal Proceedings

During May 2001, Seychelle Water Technologies, Inc. was named and served with a lawsuit originally filed by SafeWater Anywhere, Inc. and John Ferguson as plaintiffs. This lawsuit was filed in State Superior Court in Orange County, California. Mr. Carl Palmer was also named as a defendant. The complaint alleged breach of fiduciary duty, constructive fraud, promissory fraud, rescission, constructive trust, unfair trade practices, and conversion, and sought unspecified damages and injunctive relief. The original suit was dismissed upon motion of the defendants, but was subsequently re-filed by John M. Ferguson individually on or about October 13, 2004. The re-filed suit was again brought against Seychelle Water Technologies, Inc. and Carl Palmer, and again alleges breach of fiduciary duty, constructive fraud, promissory fraud, rescission, constructive trust, unfair trade practices, and conversion, and seeks unspecified damages and injunctive relief. Plaintiff essentially alleges that defendants Seychelle Water Technologies, Inc. (hereafter “Seychelle Water”) and Carl Palmer fraudulently induced plaintiff to enter into an agreement to relinquish 4,000,000 shares of the stock of defendant Seychelle Water. Plaintiff alleges that he originally entered into a joint venture and stock subscription agreement with DuSean Berkich (“Berkich”), pursuant to which Berkich and plaintiff formed and controlled Seychelle Water. Plaintiff alleges that when he discovered certain improprieties by Berkich, he became concerned, and ultimately agreed to the (re)purchase by Berkich of his interest in the Seychelle Water stock. Plaintiff is now suing to recover damages he allegedly suffered as a result of the (re)purchase by Berkich of his interest in Seychelle Water. A demurrer to the re-filed complaint was filed and in response a first amended complaint was filed and served. Currently a second demurrer to the First Amended Complaint has been filed and sustained by the Court, and plaintiff has been granted fourteen days to leave to amend. We continue to believe that this matter is without merit and intend to vigorously defend against plaintiff’s claims.

As of February 28, 2005, we know of no legal proceedings pending or threatened or judgments entered against any of our directors or officers in his or her capacity as such.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 10: RELATED PARTY TRANSACTIONS

Effective December 1, 2001, the Company entered into an employment agreement with the President of the Company. The agreement is for five years and provides for a salary of $10,000 per year plus one percent of the net after tax profits of the Company. The agreement shall be automatically renew for successive one-year terms unless the Company or employee provides written notice of non-renewal.

During November 2004, the Company entered into consulting agreements with two officers to provide management consulting services for the Company. As consideration for services to be rendered, the consultants received 480,000 restricted shares of the Company’s common stock at $0.03 per share (below market). The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006. The fair market value of the restricted share earned during the period ending November 30, 2004 was estimated at $225,600 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreements. The Company has recorded compensation expense of approximately $18,800 for the fiscal year ending February 28,
2005.

During December 2004, all Series AAA at 12% Cumulative Convertible
Preferred Shares were converted into 4,500,000 shares of restricted common stock issued to the TAM Irrevocable Trust. In addition, all dividends accrued and unpaid on the AAA Preferred were waived.

During December 2004, the Company granted the TAM Irrevocable Trust restricted common stock of 1,266,667 shares, effective March 1, 2002, for interest on prior year advances and continued financial support. The fair market value of the restricted shares was estimated at $228,000. The Company is amortizing the estimated fair market value of the interest over the three-year term commencing March 1, 2002. The Company has recorded interest expense of $228,000 as of February 28, 2005.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 10: RELATED PARTY TRANSACTIONS, continued

On March 29, 2005, the Company expanded the consulting agreement with one officer to provide management-consulting services for the Company. As consideration for services to be rendered, the consultant received 316,312 restricted shares of the Company’s common stock at $0.03 per share (below market). The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006. The fair market value of the restricted share earned during the period ending November 30, 2004 was estimated at $79,100 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreement. The Company has recorded compensation expense of approximately $8,800 for the fiscal year ending February 28, 2005.

Additionally, on March 29, 2005, the Company granted the TAM Trust 1,972,133 restricted shares of the Company’s common stock. These shares were granted at a price of $0.03 per share and vest over a three-year period, beginning November 1, 2004. As the Tam Trust was granted the common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these shares of $493,000. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded interest expense of approximately $54,800 for the fiscal year ending February 28, 2005.

On March 29, 2005, the Company expanded the consulting agreements with two officers to provide management-consulting services for the Company. As further consideration for services to be rendered, the consultants were granted 1,000,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are distributed in equal installments commencing on December 1, 2004, 2005 and 2006 but are exercisable through December 1, 2008. The fair market value of the warrants earned during the period ending November 30, 2004 was estimated at $55,300 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreements. The Company has recorded compensation expense of approximately $6,100 for the fiscal year ending February 28, 2005.

 SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 10: RELATED PARTY TRANSACTIONS, continued

On March 29, 2005, the Company granted the TAM Trust 500,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are distributed in equal installments commencing on December 1, 2004, 2005 and 2006 but are exercisable through December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these warrants of $27,200. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded interest expense of approximately $3,000 for the fiscal year ending February 28, 2005.

NOTE 11: LOSS PER SHARE

	February 28, 2005	February 29, 2004
Numerator:

Net loss	$ (250,423)	$ (208,428)
Preferred stock dividends	-	33

Loss available to common stockholders	$ (250,423)	$ (208,461)

Denominator:

Weighted average shares outstanding (includes both restricted and free trading shares)	11,936,767	10,148,521

Basic and diluted profit (loss) per share	$ (0.02)	$ (0.02)

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 11: LOSS PER SHARE, continued

Warrants to purchase common stock were outstanding during the 2005 fiscal year (see Note 7) but were excluded in the computation of the diluted loss per share because their inclusion would have an anti-dilutive effect.

Also excluded from the computation of diluted loss per share because of their anti-dilutive effect was preferred stock convertible to approximately 5,587,000 shares of common stock at February 29, 2004.

NOTE 12: SUBSEQUENT EVENTS

During March 2005, the Company entered into two lines of credit agreement, totaling $150,000. The lines of credit bear interest at the institutions index rate plus two percent (7.5% at February 28, 2005) and are not repayable until March 31, 2006. The proceeds from the $50,000 line of credit were used to pay down the Note Payable to Related Parties (see Note 6). Both lines of credit do not contain any limitations on borrowing or any restrictive debt covenants, such as a restriction on the payment of dividends. During May 2005, the Company paid down an additional $25,000 on the Note Payable to Related Parties.

During March 2005, the Company settled approximately $6,000 of its accrued expenses as of February 28, 2005 through the issuance of 17,500 shares of common stock.

During March 2005, a consultant surrendered to the Company 250,000 of common stock, valued at $32,500, due to failure to perform certain contractual obligations.

During April 2005, the Company settled approximately $228,000 of its accrued interest due to related parties as of February 28, 2005, through the issuance of 1,266,667 shares of common stock to the Company’s primary investor, TAM Trust.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of February 28, 2005

NOTE 12: SUBSEQUENT EVENTS, continued

During the three-month period ending May 31, 2005, the Company issued an aggregate of 2,150,000 common shares to various investors for cash for an approximate total value of $535,000.

During the three month period ending May 31, 2005, the Company issued 154,700 in restricted shares, estimated value $47,400, for accounting and SEC reporting services provided in connection with Form 10 filing.

During the first five months of fiscal year ending February 28, 2006, a shareholder presented an opportunity to the Company to repurchase approximately 100,000 common shares, at prices under the market ranging from $0.15 to $0.17 that the Company accepted for an approximate total value of $22,800.

Also during July 2005, the Company issued 2,000,000 common shares to an investor for cash for a total value of $450,000.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of November 30, 2005

ASSETS
CURRENT ASSETS
Cash	$ 713,886
Trade receivables, net of allowance for doubtful accounts	32,983
of $-0- as of November 30, 2005
Inventories, net	344,151
Prepaid expenses	20,790

Total current assets	1,111,810

PROPERTY AND EQUIPMENT, NET	114,176

INTANGIBLE ASSETS	122,000

OTHER ASSETS	9,742

Total non-current assets	245,918

TOTAL ASSETS	$ 1,357,728

See accompanying notes to consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET (UNAUDITED)
(CONTINUED)

As of November 30, 2005

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable	$ 25,713
Accrued expenses	148,536
Line of credit	50,000
Current portion of notes payable to related parties	7,500
Accrued interest due to related parties	161,220
Customer deposits	27,189
Income taxes payable	6,400

Total current liabilities	426,558

NOTES PAYABLE TO RELATED PARTIES	348,150

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock $.001 par value - 50,000,000 shares authorized; 22,373,384 issued and outstanding as of November 30, 2005	22,373
Additional paid-in capital	5,830,043
Unissued stock liability	6,000
Accumulated deficit	(4,587,634)
Finders fees	(11,800)
Unearned compensation	(255,832)
Unearned interest	(420,130)

Total stockholders' equity	583,020

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,357,728

See accompanying notes to consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For Three-Month Periods Ending November 30, 2005 and 2004
	2005	2004

SALES	$ 146,419	$ 64,476
COST OF SALES	187,683	44,782

Gross profit (loss)	(41,264)	19,694

OPERATING EXPENSES
Selling	3,112	720
General and administrative	75,366	23,413
Consulting fees to related parties	46,020	-

Total expenses	124,494	24,133

LOSS FROM OPERATIONS	(165,757)	(4,439)

OTHER INCOME (EXPENSES)
Interest income	4,005	-
Interest expense to related parties	(76,178)	(30,300)
Miscellaneous income (expense)	(1,733)	(1,100)

Total other income (expense)	(73,906)	(31,300)

Net loss	$ (239,663)	$ (35,839)

BASIC AND DILUTED (LOSS)
PER SHARE	$ (0.00)	$ (0.00)

WEIGHTED AVERAGE NUMBER OF
SHARES: BASIC AND DILUTED	13,363,702	10,830,980
See accompanying notes to consolidated financial statements

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For Nine-Month Periods Ending November 30, 2005 and 2004
	2005	2004
SALES	$ 570,831	$ 273,192
COST OF SALES	440,125	145,089

Gross profit	130,706	128,103

OPERATING EXPENSES
Selling	11,157	5,001
General and administrative	398,021	124,555
Consulting fees to related parties	135,061	-

Total expenses	544,241	129,556

LOSS FROM OPERATIONS	(413,534)	(1,453)

OTHER INCOME (EXPENSES)
Interest income	5,212	1,206
Interest expense to related parties	(190,073)	(107,073)
Miscellaneous income (expense)	1,377	10,582

Total other income (expense)	(183,484)	(95,285)

LOSS BEFORE PROVISION FOR
INCOME TAXES	(597,018)	(96,738)

PROVISION FOR INCOME TAXES	1,600	1,600
Net loss	$ (598,618)	$ (98,338)

BASIC AND DILUTED (LOSS) PER SHARE	$ (0.04)	$ (0.01)

WEIGHTED AVERAGE NUMBER OF
SHARES: BASIC AND DILUTED	13,363,702	10,830,980
See accompanying notes to consolidated financial statements

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Nine-Month Periods Ending November 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (598,618)	$ (98,338)
Adjustments to reconcile net loss to net
cash used by operating activities:
Depreciation and amortization	19,931	15,729
Amortization of beneficial conversion feature	18,283	-
Compensation and interest expense on stock and warrants	286,886	-
Contributed executive services	7,500	7,500
Stock issued for services	25,350	-
Provision for slow moving inventory	79,789	(92)
Provision for doubtful accounts	(2,047)	(10,674)
Reversal of product return liability	-	(61,630)
Changes in operating assets and liabilities:
Trade receivables	(10,889)	21,207
Inventory	(110,186)	10,686
Prepaid inventory	(20,790)	-
Accounts payable	533	(3,822)
Accrued expenses	64,425	(10,400)
Accrued interest due to related parties	26,702	93,001
Income tax payable	1,600	1,600
Customer deposits	1,878	10,094

Net cash used by operating activities	(209,653)	(25,139)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of tooling and equipment	(33,413)	(12,035)
Increase in patents	(1,440)	-

Net cash used by investing activities	(34,853)	(12,035)

See accompanying notes to consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(CONTINUED)

For the Nine-Month Periods Ending November 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	$ 1,013,756	$ 11,000
Unissued stock liability	6,000	-
Purchase of Treasury shares	(32,846)	-
Payment of finders fees	(11,800)	-
Proceeds from line of credit	50,000	-
Repayments on related party advances	(92,500)	(19,187)

Net cash provided (used) by financing activities	932,610	(8,187)

NET INCREASE (DECREASE) IN CASH	690,104	(45,361)

Cash, beginning of period	23,782	68,768

Cash, end of period	$ 713,886	$ 23,407

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -	$ -
Income taxes	$ -	$ -

NON-CASH INVESTING AND FINANCING ACTIVITIES

Stock issued for settlement of debt	$ 125,405	$ 1,872
Stock issued for services	$ 25,350	$ -
Stock issued for accrued interest	$ 228,000	$ -

See accompanying notes to consolidated financial statements.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Seychelle Environmental Technologies, Inc. (“SET”), was incorporated under the laws of the State of Nevada on January 23, 1998 as a change in domicile to Royal Net, Inc., a Utah corporation that was originally incorporated on January 24, 1986. Royal Net, Inc. changed its state of domicile to Nevada and its name to Seychelle Environmental Technologies, Inc. effective in January 1998.

Seychelle Water Technologies (“SWT”) was formed as a corporation in February 1997 under the laws of the state of Nevada for the purpose of marketing the products of Aqua Vision International (“Aqua Vision”), a private California entity operating since 1996. Prior to January 1998, SWT operations were limited primarily to fundraising and marketing activities.

On January 30, 1998, SET entered into a stock exchange agreement with SWT, whereby SWT shareholders emerged as the majority stockholder of SET. This reverse acquisition resulted in SWT becoming a wholly owned subsidiary of SET. SWT had no material operations for each of the seven fiscal years ending February 28, 2005.

On January 31, 1998, SET purchased the assets of Aqua Vision for $9.5 million. Only $1.2 million was paid to the Aqua Vision owners and the transaction was not consummated. Effective February 28, 1999, the Company revised its Purchase Agreement and issued 8,000 shares of its Series “AAA” Preferred Stock Cumulative Preferred Voting Stock (described in Note 8) to Aqua Vision’s owners. As a result, Aqua Vision’s owners became the ultimate controlling stockholder of SET. Because the assets were acquired from existing shareholders, the $1.2 million payment was treated as a distribution and the Series “AAA” stock issuance was treated as a recapitalization.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS, continued

Description of Business

The Company designs, manufactures and supplies water filtration systems to the general public. These systems range from portable water bottles that can be filled from nearly any available source to units, which provide entire water facilities at the point of entry for a facility. There are a number of established companies in the water filtration business, with no one company dominating the business.

During the later part of the fiscal year ending February 28, 2002, the Company began discussions with companies researching new technologies in the field of water filtration including -

1 Ozonation; and,
2 Waste water recovery

During May 2002, the Company completed an agreement to acquire rights to Enviro Care Inc., as well as, all applicable intellectual properties, whereby the Company can sell various ozonation products. The Company believes this agreement will open product markets including home, spas, agriculture, medical and other commercial and industrial applications. As of November 30, 2005, the Company has worked with Enviro Care personnel to develop or purchase tooling to be used in connection with the new reverse osmosis based products to be manufactured in China (Note 3).

During June 2002, the Company entered into an exclusive agreement with Heibei R.O. Environmental Technologies, whereby the Company can sell reverse osmosis-based products, which is currently being developed in China. Additionally, the agreement allows the Company to produce all portable filtration products in China. As of November 30, 2005, the Company has prepaid inventory in China of approximately $10,000. The Company believes this agreement offers the Company to expand into the home market with a product that is revolutionary and can be produced and sold at a price that is competitive to the market.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 1:  ORGANIZATION AND DESCRIPTION OF BUSINESS, continued

Also, during June 2002, the Company entered into a License Agreement for a product known as the “Hand Pump Technology.” The Company licensed all proprietary rights associated with this technology and the trademark Aqua Gear TM. The Company will pay a two percent royalty and a one percent license of trademark fee on any sales using this technology during the term of the license. The License Agreement is for an initial term of five years, with five successive five years renewals. The Company intends to market this technology in the United States and internationally.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SET and its wholly owned subsidiary, SWT, (collectively, the “Company”). All significant inter-company transactions and balances have been eliminated.

Unaudited Interim Financial Information

The accompanying interim period financial statements together with the related notes are unaudited and, in the opinion of management, include all normal recurring adjustments that the Company considers necessary. Certain information and note disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. Inventories and cost of goods sold have been estimated based on the purchases and sales from the most recent inventory. The interim period financial statements should be read in connection with the audited consolidated financial statements and accompanying footnotes.

The results of operations for the three- and nine- month periods ended November 30, 2005 are not necessarily indicative of operating results to be expected for the full year.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable. These criteria are typically met when product is shipped. Revenue is not recognized at the time of shipment if these criteria are not met.

Cost of sales is comprised primarily of the cost of purchased product, as well as, labor and other material costs required to complete. All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and is reported as revenue. Costs incurred by the Company for shipping and handling, including transportation costs paid to third party shippers, are reported as a cost of sale expense.

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Trade receivables generally are due in 30 days. Credit losses have consistently been within management’s expectations. An allowance for doubtful accounts is recorded when it is probable that all or a portion of trade receivables balance will not be collected.

The Company provides a liability for returned products generally on a specific identification basis when it is at least probable that a product will be returned. Management periodically reviews its estimate for potential returnable products. Although management believes as of November 30, 2005, that no current returned product liability is required, it is at least reasonably possible that such estimate may change in the near term. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Trade receivables generally are due in 30 days. Credit losses have consistently been within management’s expectations. An allowance for doubtful accounts is recorded when it is probable that all or a portion of trade receivables balance will not be collected.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method and consist of the following as of November 30, 2005:

Raw materials	$ 142,779
Work in progress	52,993
Finished goods	228,168
423,940
Reserve for obsolete or slow moving inventory	(79,789)

Net inventories	$ 344,151

Finished goods inventory includes material, labor and manufacturing overhead costs.

Management reviews and estimates realization of inventory on a regular basis with respect to obsolete and slow moving inventory. During the three-month period ending November 30, 2005, the Company re-evaluated its countertop water filtration systems and determined that such product should be wholly reserved and recorded an inventory reserve adjustment of approximately $79,000. Although management believes its evaluations are sound, it is at least reasonably possible that such estimates may change in the near term.

Customer Deposits

Customer deposits represent advance payments received for products and is recognized as revenue in accordance with the Company’s revenue recognition policy.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Issuance of Stock for Services

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for employee stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123; accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

For stock options issued to non-employees, the issuance of stock options is accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense is recognized in the financial statements for stock options granted to non-employees in the period in which the consideration is obtained from the non-employee.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of outstanding common shares (restricted and free trading) during the periods presented. Basic loss per share and diluted loss per share are the same amount because the impact of additional common shares that might have been issued under the Company’s stock option plan, warrants and convertible debt would be anti-dilutive.

NOTE 3: PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at November 30, 2005:

Tooling	$ 256,720
Equipment	29,103
Vehicles	31,433
Furniture and fixtures	15,465
Computer equipment	15,838
Leasehold equipment	1,000
349,559

Less: Accumulated depreciation	307,868
Book Value	41,691
Tooling not in service	72,485

Total	$ 114,176

As of November 30, 2005, the Company had purchased tooling to be used in connection with the new reverse osmosis-based products to be manufactured in China. The Company intends on depreciating such tooling with the commencement of production and sale to customers. Depreciation will be computed using the straight-line method over a period of 5 years.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 3: PROPERTY AND EQUIPMENT, continued

The carrying amount of all property and equipment is evaluated periodically to determine if adjustment to the useful life or to the undepreciated balance is warranted. As of November 30, 2005, no event has been identified that would indicate an impairment of the value of property and equipment recorded in the accompanying consolidated financial statements.

Total depreciation expense for the three-month period ending November 30, 2005 and 2004 was approximately $5,700 and $7,100, respectively.

Total depreciation expense for the nine-month period ending November
30, 2005 and 2004 was approximately $19,000 and $14,700, respectively.

NOTE 4: INTANGIBLE ASSETS

The following is a summary of intangible assets at November 30, 2005:

Enviro Care technologies	$ 104,000
Hand pump	8,000
Patents	17,622

Subtotal	129,622

Less: Accumulated amortization	7,622

Total	$ 122,000

During May 2002, the Company completed an agreement to acquire rights to Enviro Care Inc., as well as, all applicable intellectual properties, whereby the Company can sell various ozonation products. The Company believes this agreement will open product markets including home, spas, agriculture, medical and other commercial and industrial applications. The Company anticipates that it will be utilizing the technology during the fall of 2005. Once fully operational the Company anticipates amortizing the technology using the straight-line method over a period of 5 years.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 4: INTANGIBLE ASSETS, continued

Also, during June 2002, the Company entered into a License Agreement for a product known as the “Hand Pump Technology.” The Company licensed all proprietary rights associated with this technology and the trademark Aqua Gear TM. The Company will pay a two percent royalty and a one percent license of trademark fee on any sales using this technology during the term of the license. The Company intends to market this technology in the United States and internationally. The License Agreement is for an initial term of five years, with five successive five years renewals.

Total amortization expense for the three-month periods ending November 30, 2005 and 2004 was approximately $350.

Total amortization expense for the nine-month periods ending November
30, 2005 and 2004 was approximately $1,000.

NOTE 5: ACCRUED EXPENSES

Accrued expenses consist of the following at November 30, 2005:

Accrued legal expenses	$119,985
Accrued accounting expenses	4,464
Accrued rent	7,155
Accrued claim settlement	12,750
Accrued credit card purchases	2,647
Other accrued expenses	1,535

$148,536

The accrued legal expenses represent the attorney fees the Company incurred in connection with the SWT stock exchange agreement and purchase of Aqua Vision (Note 1), of which approximately $113,500 will be paid in stock. .

The accrued settlement represents an estimate of the settlement of an employment-related claim, of which $12,750 will be paid in stock.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 6: LINES OF CREDIT

During March 2005, the Company entered into two lines of credit agreement, totaling $150,000. The lines of credit bear interest at the institutions index rate plus two percent (7.5% at November 30, 2005) and are not repayable until March 31, 2006. The proceeds from the $50,000 line of credit were used to pay down the Note Payable to Related Parties (see Note 7). Both lines of credit do not contain any limitations on borrowing or any restrictive debt covenants, such as a restriction on the payment of dividends.

NOTE 7: NOTES PAYABLE TO RELATED PARTIES

During December 2004, the Company granted the TAM Irrevocable Trust restricted common stock of 1,266,667 shares, effective March 1, 2002, for interest on prior year advances and continued financial support. The restricted common shares were distributed during the first quarter of the fiscal year ending February 28, 2006. The fair market value of the restricted shares was estimated at $228,000.

As the November 30, 2005, the Company had advances of $355,650 from the Company’s primary investor, Tam Irrevocable Trust (“TAM Trust”). These advances bear interest at 10 percent and are not repayable until December 1, 2006. During the quarter ended May 31, 2005, the proceeds from the $50,000 line of credit were used to pay down the Note Payable to Related Parties (See Note 6).

As of November 30, 2005, accrued interest on these advances was approximately $161,200 and is included in accrued interest due to related parties.

On March 29, 2005, the Company granted the Tam Trust 500,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are distributed in equal installments commencing on December 1, 2004, 2005 and 2006 but are exercisable through December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 7: NOTES PAYABLE TO RELATED PARTIES, continued

Company recorded unearned interest relating to the estimated value of these warrants of $27,200. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded interest expense of approximately $9,100 as of November 30, 2005.

The fair market value for these warrants was estimated at the date of grant using a Black-Scholes security pricing model with the following assumptions for the fiscal year 2004: risk-free interest rate of 6.5%; expected life of the option of 3 years; zero dividend yield; and a volatility factor of the expected market price of SET common stock of 250%.

Additionally, on March 29, 2005, the Company granted the Tam Trust 1,972,133 restricted shares of the Company’s common stock. These shares were granted at a price of $0.03 per share and vest over a three-year period, beginning November 1, 2004. As the Tam Trust was granted the common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these shares of $493,000. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded interest expense of approximately $137,000 as of November 30, 2005.

On July 27, 2005, the Company granted the Tam Trust 2,000,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are exercisable any time after December 1, 2006 and expire December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these warrants of $120,000. The Company is amortizing the estimated fair market value of the unearned interest over the period from date of grant through December 1, 2006. The Company has recorded interest expense of approximately $30,000 as of November 30, 2005.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 8: CAPITAL STRUCTURE

Common Stock

During the three-month period ending November 30, 2005, the Company issued 10,800 shares for services provided.

During the three-month period ending November 30, 2005, the Company issued 10,157 in restricted shares, estimated value $3,500, for accounting services provided in connection with Form 10 filing.

During the three-month period ending November 30, 2005, the Company received $6,000 in proceeds for the issuance of 20,000 shares of common stock. The stock has not yet been delivered to the investor. As of November 30, 2005, the Company recorded the proceeds as an un-issued stock liability in the accompanying consolidated financial statements.

During the three-month period ending August 31, 2005, the Company issued 30,000 shares for compensation; and 83,500 shares for services provided.

During the three-month period ending August 31, 2005, the Company issued an aggregate of 2,098,334 common shares to various investors for cash for an approximate total value of $478,000.

During the three-month period ending August 31, 2005, the Company issued 130,909 in restricted shares, estimated value $68,500, for accounting services provided in connection with Form 10 filing.

During the three-month period ending August 31, 2005, a shareholder presented an opportunity to the Company to repurchase approximately 210,238 common shares, at prices under the market ranging from $0.15 to $0.17 that the Company accepted for an approximate total value of $32,800.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 8: CAPITAL STRUCTURE, continued

During the three-month period ending May 31, 2005, the Company issued an aggregate of 2,150,000 common shares to various investors for cash for an approximate total value of $535,000.

During the three-month period ending May 31, 2005, the Company issued 154,700 in restricted shares, estimated value $47,400, for accounting services provided in connection with Form 10 filing.

During March 2005, a consultant surrendered to the Company 250,000 of common stock, valued at $32,500, due to failure to perform certain contractual obligations.

Preferred Stock

The Board of Directors has the authority to issue Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Nevada and its articles of incorporation. As of November 30, 2005, three classes of Preferred Stock were authorized and none was outstanding.

Consulting Agreements

During November 2004, the Company entered into consulting agreements with two officers to provide management consulting services for the Company. As consideration for services to be rendered, the consultants received 480,000 restricted shares of the Company’s common stock at $0.03 per share (below market). The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006. The fair market value of the restricted share earned during the period ending November 30, 2004 was estimated at $225,600 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreement. The Company has recorded amortization of approximately $81,500 as of November 30, 2005.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 8: CAPITAL STRUCTURE, continued

On March 29, 2005, the Company expanded the consulting agreement with one officer to provide management-consulting services for the Company. As consideration for services to be rendered, the consultant received 316,312 restricted shares of the Company’s common stock at $0.03 per share (below market). The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006. The fair market value of the restricted share earned during the period ending November 30, 2004 was estimated at $79,100 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreement. The Company has recorded amortization of approximately $28,600 as of November 30, 2005.

Warrants

On March 29, 2005, the Company expanded the consulting agreements with two officers to provide management-consulting services for the Company. As further consideration for services to be rendered, the consultants were granted 1,000,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are distributed in equal installments commencing on December 1, 2004, 2005 and 2006 but are exercisable through December 1, 2008. The fair market value of the warrants earned during the period ending November 30, 2004 was estimated at $55,300 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreement. The Company has recorded amortization of approximately $20,000 as of November 30, 2005.

On March 29, 2005, the Company granted the Tam Trust 500,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are distributed in equal installments commencing on December 1, 2004, 2005 and 2006 but are exercisable through December 1, 2008. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded amortization of approximately $9,800 as of November 30, 2005.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 8: CAPITAL STRUCTURE, continued

On July 27, 2005, the Company granted the TAM Trust 2,000,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are exercisable any time after December 1, 2006 and expire December 1, 2008. The Company is amortizing the estimated fair market value of the unearned interest over the period from date of grant through December 1, 2006. The Company has recorded interest expense of approximately $30,000 as of November 30, 2005.

On July 27, 2005, the Company expanded the consulting agreements with two officers to provide management-consulting services for the Company. As further consideration for services to be rendered, the consultants were granted 500,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are exercisable any time after December 1, 2006 and expire December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned compensation relating to the estimated value of these warrants of $30,000. The Company is amortizing the estimated fair market value of the unearned compensation over the period from date of grant through December 1, 2006. The Company has recorded consulting fees of approximately $7,500 as of November 30, 2005.

A summary of warrant activity is as follows:

Outstanding warrants	Warrants Outstanding	Exercise Price

Balance, February 28 ,2005	1,500,000	$ 0.225
Granted	2,500,000	$ 0.225
Exercised	0	0
Canceled	0	0
Balance, November 30, 2005	4,000,000	$ 0.225

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 9: RELATED PARTY TRANSACTIONS

Effective December 1, 2001, the Company entered into an employment agreement with the President of the Company. The agreement is for five years and provides for a salary of $10,000 per year plus one percent of the net after tax profits of the Company. The agreement shall be automatically renewed for successive one-year terms unless the Company or employee provides written notice of non-renewal.

During November 2004, the Company entered into consulting agreements with two officers to provide management consulting services for the Company. As consideration for services to be rendered, the consultants received 480,000 restricted shares of the Company’s common stock at $.225 per share (below market). The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006. The fair market value of the options earned during the period ending November 30, 2004 was estimated at $225,600 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreements. The Company has recorded accumulated compensation expense of approximately $81,500 as of November 30, 2005.

During December 2004, all Series AAA at 12% Cumulative Convertible Preferred Shares were converted into 4,500,000 shares of restricted common stock issued to the TAM Irrevocable Trust. In addition, all dividends accrued and unpaid on the AAA Preferred were waived.

During December 2004, the Company granted the TAM Trust additional common stock of 1,266,667 shares, valued at $76,000 per year, effective March 1, 2002, for interest on prior year advances to the Company and continued financial support.

On March 29, 2005, the Company expanded the consulting agreement with one officer to provide management-consulting services for the Company. As consideration for services to be rendered, the consultant received 316,312 restricted shares of the Company’s common stock at $0.03 per share (below market). The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006.

The fair market value of the restricted share earned during the period ending November 30, 2004 was estimated at $79,100 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreement. The Company has recorded compensation expense of approximately $28,600 as of November 30, 2005.

Additionally, on March 29, 2005, the Company granted the Tam Trust 1,972,133 restricted shares of the Company’s common stock. These shares were granted at a price of $0.03 per share and vest over a three-year period, beginning November 1, 2004. As the Tam Trust was granted the common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these shares of $493,000. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded interest expense of approximately $178,000 as of November 30, 2005.

On March 29, 2005, the Company expanded the consulting agreements with two officers to provide management-consulting services for the Company. As further consideration for services to be rendered, the consultants were granted 1,000,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are distributed in equal installments commencing on December 1, 2004, 2005 and 2006 but are exercisable through December 1, 2008. The fair market value of the warrants earned during the period ending November 30, 2004 was estimated at $55,300 and recorded to unearned compensation. The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreements. The Company has recorded compensation expense of approximately $10,700 as of November 30, 2005.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 9: RELATED PARTY TRANSACTIONS, continued

On March 29, 2005, the Company granted the TAM Trust 500,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are distributed in equal installments commencing on December 1, 2004, 2005 and 2006 but are exercisable through December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these warrants of $27,200. The Company is amortizing the estimated fair market value of the unearned interest over a three-year term. The Company has recorded interest expense of approximately $7,600 as of November 30, 2005.

During May 2005, the Company paid down $25,000 on the Note Payable to Related Parties.

On July 27, 2005, the Company granted the TAM Trust 2,000,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are exercisable any time after December 1, 2006 and expire December 1, 2008. The Company is amortizing the estimated fair market value of the unearned interest over the period from date of grant through December 1, 2006. The Company has recorded interest expense of approximately $30,000 as of November 30, 2005.

On July 27, 2005, the Company expanded the consulting agreements with two officers to provide management-consulting services for the Company. As further consideration for services to be rendered, the consultants were granted 500,000 warrants redeemable on restricted shares of the Company’s stock at $.225 per share. The warrants are exercisable any time after December 1, 2006 and expire December 1, 2008. The Company is amortizing the estimated fair market value of the unearned compensation over the period from date of grant through December 1, 2006. The Company has recorded consulting fees of approximately $7,500 as of November 30, 2005.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 9: RELATED PARTY TRANSACTIONS, continued

Contributed Executive Services

Effective December 1, 2001, the Company entered into an employment agreement with the President of the Company. The agreement is for five years and provides for a salary of $10,000 per year plus one percent of the net after tax profits of the Company as reported in the Company's Form 10-KSB. The agreement shall be automatically renewed for successive one-year terms unless the Company or employee provides written notice of non-renewal.

As the President of the Company has decided not to accept his salary until the Company has become profitable, the Company recorded additional paid in capital in the accompanying consolidated statements of changes in stockholders’ deficit.

NOTE 10: COMMITMENTS AND CONTINGENCIES

During May 2001, Seychelle Water Technologies, Inc. was named and served with a lawsuit originally filed by SafeWater Anywhere, Inc. and John Ferguson as plaintiffs. This lawsuit was filed in State Superior Court in Orange County, California. Mr. Carl Palmer was also named as a defendant. The complaint alleged breach of fiduciary duty, constructive fraud, promissory fraud, rescission, constructive trust, unfair trade practices, and conversion, and sought unspecified damages and injunctive relief. The original suit was dismissed upon motion of the defendants, but was subsequently re-filed by John M. Ferguson individually on or about October 13, 2004. The re-filed suit was again brought against Seychelle Water Technologies, Inc. and Carl Palmer, and again alleges breach of fiduciary duty, constructive fraud, promissory fraud, rescission, constructive trust, unfair trade practices, and conversion, and seeks unspecified damages and injunctive relief. Plaintiff essentially alleges that defendants Seychelle Water Technologies, Inc. (hereafter “Seychelle Water”) and Carl Palmer fraudulently induced plaintiff to enter into an agreement to relinquish 4,000,000 shares of the stock of defendant

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of November 30, 2005

NOTE 10: COMMITMENTS AND CONTINGENCIES, continued

Seychelle Water. Plaintiff alleges that he originally entered into a joint venture and stock subscription agreement with DuSean Berkich (“Berkich”), pursuant to which Berkich and plaintiff formed and controlled Seychelle Water. Plaintiff alleges that when he discovered certain improprieties by Berkich, he became concerned, and ultimately agreed to the (re)purchase by Berkich of his interest in the Seychelle Water stock. Plaintiff is now suing to recover damages he allegedly suffered as a result of the (re)purchase by Berkich of his interest in Seychelle Water. A demurrer to the re-filed complaint was filed and in response a first amended complaint was filed and served. A second demurrer to the First Amended Complaint has been filed and sustained by the Court, and plaintiff has been granted fourteen days leave to amend. We continue to believe that this matter is without merit and intend to vigorously defend against plaintiff’s claims.

As of November 30, 2005, we know of no legal proceedings pending or threatened or judgments entered against any of our directors or officers in his or her capacity as such.

NOTE 11: SUBSEQUENT EVENT

During the month of January 2006, the Company announced that it has signed a five (5) year exclusive distribution agreement with Confident, Inc. to sell water filtration products in the markets of The Peoples Republic of China, Taiwan, Singapore and Hong Kong, a copy of which is attached as an exhibit hereto. Under the agreement, to maintain exclusivity, Confident, Inc. has to purchase from the Company a minimum of one million dollars ($1,000,000) of product the first year, with minimum volume increases of fifty percent (50%) in each of the succeeding years over the previous year’s minimum purchase requirement. Upon signing the agreement on January 4, 2006, Confident, Inc. placed an initial product order of fifty thousand dollars ($50,000).

PART III

ITEM 1. Index to Exhibits.

Exhibit No.	Description
2A*	Plan of Exchange between Seychelle Environmental Technologies, Inc. and Seychelle Water Technologies, Inc. dated January 30, 1998 as filed with Form 10-SB 12 G on February 8, 2000.

3A*	Articles of Incorporation dated January 23, 1998 as filed with Form 10-SB 12 G on February 8, 2000.

3B*	Articles of Merger of Royal Net, Inc. into Seychelle Environmental Technologies, Inc., dated January 23, 1998, as filed with Form 10-SB 12 G on February 8, 2000.

3C*	Amendment to Articles of Incorporation re: Series "A" Preferred Stock as of January 31, 1998 as filed with Form 10-SB 12 G on February 8, 2000.

3D*	Amendment to Articles of Incorporation re: Series "AA" Preferred Stock as of June 5, 1998 as filed with Form 10-SB 12 G on February 8, 2000.

3E*	Amendment to Articles of Incorporation re: Series "AAA" Preferred Stock as of February 18, 1999 as filed with Form 10-SB 12 G on February 8, 2000.

3F*	Bylaws as filed with Form 10-SB 12 G on February 8, 2000.

10A*	Purchase Agreement with Aqua Vision, dated January 31, 1998, as filed with Form 10-SB 12 G on February 8, 2000.

10B*	Amended Purchase Agreement with Aqua Vision, dated February 26, 1999, as filed with Form 10-SB 12 G on February 8, 2000.

10C*	2000 Stock Compensation Plan I, dated July 1, 2000 as filed with Registration Statement on Form S-8 on August 31, 2000.

10D*	2002 Stock Compensation Plan I, dated February 12, 2002 as filed with Registration Statement on Form S-8 on February 27, 2002.

10E*	Purchase Agreement with Aqua Gear as filed with Annual Report on Form 10-KSB on June 14, 2002.

10F*	Employment Contract with Carl Palmer as filed with Annual Report on Form 10-KSB on June 14, 2002.

10G**	Employment Contract with Richard Parsons

10H**	Employment Contract with James Place

10I**	Joint Venture Agreement with Heibei R. O. Environmental Technologies dated June 20, 2002

10J**	Warrant Granted March 29, 2005 to Richard Parsons to Purchase Shares of the Common Stock of the Company

10K**	Warrant Granted March 29, 2005 to James Place to Purchase Shares of the Common Stock of the Company

10L**	Warrant Granted July 27, 2005 to Richard Parsons to Purchase Shares of the Common Stock of the Company

10M**	Warrant Granted July 27, 2005 to James Place to Purchase Shares of the Common Stock of the Company

10N**	Exclusive Distribution Rights Agreement with Confident Inc. and its Nominee dated January 1, 2006

23**	Auditor’s Consent
* Previously filed with the Securities and Exchange Commission as indicated and incorporated by reference herein
** Attached as an exhibit hereto

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SEYCHELLE ENVIRONMENTAL TECHNOLOGIES, INC.
(Registrant)

Dated: March 24, 2006

By: /s/ Carl Palmer
Carl Palmer
President